UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                               BizCom U.S.A., Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                                     Florida
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   65-0681772
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                      (I.R.S. Employer Identification No.)


     5440 N.W. 33rd Avenue, Suite 106, Fort Lauderdale, Florida, 33309-6338
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              (Address of principal executive offices and zip code)


                                 (954) 714-0028
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                           (Issuer's telephone number)


       Securities to be registered pursuant to Section 12 (b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12 (g) of the Act:

                              Common Stock, $.0001
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1.           DESCRIPTION OF BUSINESS

         BUSINESS DEVELOPMENT

         Our company, BizCom U.S.A., Inc., is a Florida corporation located in the Fort Lauderdale, Florida area. We currently offer and sell 220 MHz Specialized Mobile Radio ("SMR") products and license emergency management software programs to various end users.

         We plan to continue such product offering and to also engage through one or more subsidiaries (collectively, the "Company") in the development, operation and management of 220 MHz SMR wireless voice and data communications services in both the commercial and public safety/emergency disaster relief sectors.

         We plan to offer such products and services both independent of each other as well as together. This will depend upon whether a prospective end user of such products owns or otherwise has access to its own 220 MHz SMR license, transmission equipment and facilities and desires to purchase radio equipment to transmit on such facilities, or desires to acquire radio equipment and the ability to access transmission equipment and facilities upon which such radio equipment may be utilized.

            We recently entered into an exclusive patent and related technology license agreement with Datamarine International, Inc. ("Datamarine"). Prior to such agreement, Datamarine was the sole U.S. manufacturer of 220 MHz SMR land mobile radio products radios currently in use. Pursuant to such agreement, we have been granted the exclusive license and right to make, or have third parties make, use and sell in the U.S. and worldwide all 220 MHz land mobile radio products previously manufactured by Datamarine. See "Business of the Issuer - Recent Developments."

         More recently, we have also entered into:

          - a long term emergency management software license agreement with a related company recognized for its expertise in the public safety/emergency disaster relief sectors; and

          - a radio service subscriber agreement with a management company on behalf of 220 MHz SMR mobile communications facilities located in thirty seven of the top fifty Metropolitan Statistical Areas ("MSAs") markets in the United States. Pursuant to such agreement, the Company is to receive, on a non-exclusive basis, use and access to such systems for public safety/emergency disaster relief usage. See "BUSINESS OF THE ISSUER - Recent Developments."

         BUSINESS OF THE ISSUER

         General
         -------

         Due to advances in 220 MHz SMR technology and equipment, including the availability of

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



various voice and data features together with the lower costs generally associated with 220 MHz usage in comparison to cellular telephone and other wireless communication services, we believe a broad spectrum of potential commercial and public safety/emergency disaster relief end-users may find the Company's products and services advantageous and desirable, and result in fee-based subscribership.

         In view of the current U.S. and worldwide political situation, and the concern and need for reliable, low cost emergency management services by various local, state and federal authorities, we believe that the 220 MHz SMR spectrum can offer a timely, reliable, low cost solution to such concern and need.

         We currently offer and sell 220 MHz Specialized Mobile Radio ("SMR") radio products and license emergency management software programs to various end users, and plan to continue such product offering. We also plan to also engage through one or more subsidiaries (collectively, the "Company") in the development, operation and management of 220 MHz analog Specialized Mobile Radio ("SMR") wireless voice and data communications services in both the commercial and public safety/emergency disaster relief sectors.

         We plan to utilize Company securities and to a substantially lesser extent, cash, if available, to initially acquire select assets, including 220 MHz SMR licenses and related equipment so as to initially aggregate up to approximately one hundred (100) 220 MHz analog SMR systems which will be located and concentrated in a single geographical region. We plan to engage in marketing efforts to attract commercial, governmental and quasi-governmental voice and/or data subscribers to such 220 MHz SMR systems and to expand our then existing coverage area by purchasing additional like assets as working capital from operations and/or from additional capital raising efforts may permit.

         We have received approximately $3,767,500 in private equity financing from certain accredited investors (as such term is defined in Regulation D under the Securities Act of 1933, as amended). Such proceeds are being utilized, among other things, for working capital and general corporate purposes in furtherance of our business plan. We currently plan to seek additional equity financing on a private placement basis of up to approximately $7,500,000 from accredited investors.

         We currently believe that if we receive all or substantially all of such additional proceeds sought over approximately the next six (6) months, that such proceeds, together with funds on hand and funds anticipated from operations, will provide sufficient capital to meet our cash and operational requirements for up to approximately eighteen (18) months from our receipt of such proceeds. With such proceeds and funds, we will be able to commence acquisition of such assets during such time period, commence sales and marketing efforts to obtain subscribers for the 220 MHz SMR systems comprised of such assets, and expand our current product sales efforts. Substantial additional funding will be required for the Company to fully execute upon its business plan.

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

         To the extent we may receive approximately the median amount of such proceeds over such time period, we currently believe that such proceeds and funds will provide sufficient capital to meet our cash and operational requirements and conduct the same degree of planned activity discussed above for up to approximately nine (9) months from our receipt of such proceeds.

         Our receipt of little or no proceeds from such offering or inability to otherwise obtain financing would have a material adverse effect on the Company and its business. In such event, we would not be able to acquire significant, if any, assets to comprise 220 MHz SMR systems. We currently believe that our present cash position together with funds anticipated from current operations will only sustain our operations for up to approximately six (6) months.

         We do not have any current agreements, arrangements, or understandings for any other sources of financing. No assurances are given that we will be successful in any of such efforts. There are no current agreements, arrangements or understandings between the Company and any third parties concerning the acquisition of any 220 MHz SMR system assets.

         The Company was formed in August 1996 and commenced limited operations shortly thereafter which entailed managing certain 220 MHz SMR systems which it planned to acquire. However, due to working capital constraints, the Company was unable to acquire such systems and ultimately ceased its management responsibilities of such systems.

         Prior management continued from time to time through the end of July 2001 to seek and discuss potential business opportunities within the 220 MHz SMR industry. Such activities and discussions focused upon prospective funding sources, possible acquisitions of certain 220 MHz SMR systems' assets, and possible reciprocal roaming agreements between systems in the event the Company were to acquire 220 MHz SMR systems' assets. Funding sources did not materialize and as a result, no acquisitions occurred and the Company did not enter into any roaming agreements. During such time period, prior management continued to personally fund minimal corporate expenses to sustain the Company and its subsidiaries as corporate entities.

         The pursuit of such business opportunities ultimately resulted in prior management's resignation at the end of July 2001 and the assumption of the Company's management at that time by our current Chief Executive Officer. Our prior private equity financing discussed above was undertaken in October 2001 and business development efforts were commenced shortly thereafter resulting in the recent developments discussed below.

         Recent Developments
         -------------------

         Exclusive Patent and Related Technology License Agreement With
Datamarine

         On February 1, 2002, we entered into an exclusive patent and related technology license agreement with Datamarine. Pursuant to such agreement, we have been granted the exclusive license and right to make or have third parties make, use and sell in the U.S. and worldwide all 220 MHz land mobile radio products previously manufactured by Datamarine.

         Such agreement further provides for:

          - a term equal to the remaining approximate seven year life of the two land mobile radio related patents that are the subject of such agreement; and

          - the following payment terms by the Company to Datamarine:

                   - $50,000 paid upon execution of the agreement (in addition to $50,000 previously paid by the Company upon the signing of a prior letter of intent concerning such agreement); and

                   - pursuant to the terms of an amendment to the agreement, payment of an additional $469,000 over an approximate six month period commencing March 14, 2002.

         Provided Datamarine delivers certain radios to the Company at a purchase price of $250 per radio less the cost of components to be paid by the Company necessary for the completion of such radios, the Company will issue common stock purchase warrants to Datamarine within 12 months following the delivery of such radios. Such warrants, exercisable for a period of 3 years from the date of issuance, will permit Datamarine to purchase 300,000 shares of the Company's restricted common stock at an exercise price of $1.50 per share, subject to customary adjustments.

         Pursuant to such license agreement, we recently entered into a relationship on a purchase order basis with an offshore manufacturer to manufacture for us land mobile radio products having the same specifications as Datamarine's land mobile radio products. Datamarine has itself previously utilized such off-shore manufacturer on a sub-contract basis to manufacture land mobile radio products for Datamarine.

         We recently purchased 750 radios from such offshore manufacturer at a lesser cost per radio than generally previously offered by Datamarine, and pre-sold such radios to several customers. These customers include the State of Delaware/Department of Transportation (for data use) and the City of Long Beach, California/Public Safety (for voice and data use) on their own respective 220 MHz SMR systems).

         License Agreement With Public Safety Group, LLC ("PSG")

         In April 2002, we entered into a ten (10) year emergency management software license agreement with PSG, a Missouri limited liability company. PSG's managing member is Edward W. Lent, III, a Company director and Executive Vice President/Public Safety.

         Pursuant to such agreement, except for certain prior existing end-users, we have licensing rights to market and sell the various emergency management software programs that are the subject of such agreement, including the EM/2000; MaxResponder, for which we have an exclusive license as a distributor for such product; ILP + Health and Safety; SARA Title III Reporting; and EM/2000 Backup Services Software. Each of such software programs relates to a specific emergency management situation.


                                        5

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         EM/2000 is a currently operational software program which provides command and control capabilities for emergency and disaster relief situations which require a multiple departmental and/or governmental response.

         MaxResponder is a currently operational geographically based software system that provides fire and police response and analysis information applicable to hazardous material and terrorist incidents.

         ILP + Health and Safety is also a currently operational software program which tracks occupational accident information.

         The other two software programs are not yet operational and require the purchase of servers in order to become operational.

          Such agreement acknowledges a pre-payment by the Company to PSG of $439,000 for such software license and provides for a ten percent (10%) royalty payment for each software program sold by the Company on a going forward basis. The agreement is subject to automatic one year renewals for no additional payments other than the continued payment of the royalty fee described above, provided neither party is in default.

         While no fairness opinion was obtained and while not negotiated in an arms length transaction, we believe such transaction to be reasonable in view of the represented prior research and development costs associated with such software and potential revenues from product sales.

         Since entering into such agreement, we have sub-licensed the EM/2000 to the U.S. Army at its Fort Rucker, Alabama base, for initial testing and evaluation by the U.S. Army as a prospective management tool for logistics control. Such sub-license agreement provided for a $1,000 payment and for a perpetual term.

         Certain recent sales of the MaxResponder software include Los Alamos National Laboratory, located in Los Alamos, New Mexico, and the Roseville, California Fire Department. Software fees and training fees vary, depending upon whether a mobile module or administrative module is being sold, and the amount of training involved. Mobile modules generally sell for approximately $1,000 per unit, while administrative modules generally sell for approximately $8,000 per unit. Sales of such units generally provide for a perpetual term. Training on such products is currently conducted by PSG personnel and invoiced by PSG.

         Radio Subscriber Service Agreement

         In April 2002, we entered into a five (5) year agreement (subject to automatic one year renewals on the same terms and conditions provided neither party is in default thereunder) with a

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company which manages approximately two hundred (200) combined 220 MHz SMR licenses and systems with coverage in thirty seven (37) of the top fifty (50) Metropolitan Service Area ("MSAs") markets in the United States.

         Pursuant to such agreement, the Company is to receive, on a non-exclusive basis, use and access to such systems currently and as may later be managed by such company for public safety/emergency disaster relief usage. Such agreement provides for payments to such entity for and on behalf of the 220 MHz SMR systems it manages of up to approximately $1,000,000. Approximately $810,000 has been prepaid by the Company through the end of May 2002 with all or substantially all of the unpaid balance expected to be paid on or prior to the end of July 2002.

         Following or retention of soon to be hired sales and marketing personnel, we expect to commence sales and marketing efforts to attract subscribers to such systems to which we have acquired access in approximately the end of July 2002.

         Historical Overview of SMR Industry
         -----------------------------------

         Traditionally, the SMR industry serviced businesses that required two-way radio communications with field personnel. Historically, SMR operators were not able to provide mobile telephone service competitive with cellular service because of certain factors affecting SMR capacity and transmission and reception quality.

         Trunked radio technology, which automatically searches for an open radio channel and allows more users to be served per radio channel on a secure basis, has improved analog SMR service by allowing for more privacy, channel capacity, and spectrum efficiency. Interconnection to the public switched telephone network (commonly referred to as the "PSTN") and to other commercial trunked radio systems can provide for the expansion of analog services by broadening coverage area and increasing the number of possible end users. However, interconnection is not itself per se spectrum efficient due to increased channel utilization in connection with such usage, and therefore, will not be encouraged by the Company. The ability to transmit and store various forms of data has also been enhanced by the development of more advanced data transmission technology applicable to the SMR sector and has diversified the types of services SMR systems can provide.

         With such advances in technology and equipment, including mobile hand held units, and changes in regulations promulgated by the Federal Communications Commission ("FCC"), SMR providers can now offer the convenience of portability and data services in addition to radio dispatch. Further, SMR is capable of offering features that cellular service does not. For example, services may be billed at a flat rate regardless of a vehicle's position within a geographic market, one-to- many, many-to-one and one-to-one communication is available, and the ability to effect conference calls with the touch of a button.

         With the availability of more sophisticated technology and the development of enhanced and


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


diversified services, a broader spectrum of end users now exists, including but not limited to various segments of: different service industries (including plumbing and electrical contractors), construction industry, trucking and transportation industries (including courier services, railways, airport authorities, bus companies), construction industry, health care field, agriculture industry, utility companies, petroleum industry, and governmental and quasi-governmental agencies, including the public safety/emergency disaster relief sector, among others.

Industry Growth; Recent Developments
------------------------------------

         As reported in the August 2000 "The State of the SMR Industry: Nextel and Dispatch Communication", an industry trade publication prepared, published and previously made publicly available by The Strategis Group, a telecommunications research and analysis firm, the 217 and 220 MHz SMR industry grew approximately 26.67% in 1999 over 1998, and was projected, using a baseline scenario, to grow approximately 23.68% in 2000 over 1999, approximately 40.43% in 2001 over 2000, and approximately 54.55% in 2002 over 2001.

         The SMR industry has undergone significant changes in recent years due to the digitalization of the current 800 MHz SMR communication infrastructure. This switch to digital underscored a fundamental shift in the business philosophy of the largest business analog communication providers, such as Nextel, whose decision to provide digital SMR service to its current customer base led to a substantial increase in monthly subscriber fees. Such increase in the cost of monthly service is due in large part to the enormous expense associated with digitizing its existing communication infrastructure.

         Nextel's digitalization efforts have left the business communication's industry with what we and many industry participants believe to be a niche service opportunity: the desire of many current as well as potential SMR users, including the public safety/emergency disaster relief sector, to be offered low cost, reliable analog SMR service with their choice of various voice and data features.

         While certain industry analysts have previously stated their believe that digital 800 MHz SMR systems will account for much of the new SMR industry growth, such analysts have also stated their belief that the growth of new subscribers using 220 MHz and 900 MHz analog SMR radios will begin to offset the decline in 800 MHz analog units.

         The 220 MHz analog SMR industry may be viewed as still in an early stage of development in that many 220 MHz SMR system owner/operators have yet to attract meaningful, if any, subscriber revenues. This has been due, generally, to such industry's attention and capital expenditure on: (a) construction in order to meet prior FCC construction deadlines; and (b) acquiring 220 MHz SMR licenses in subsequently held 220 MHz SMR spectrum auctions held by the FCC.


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         Emergency Management Services
         -----------------------------

         In view of the current U.S. and worldwide political situation, which shows no signs of any immediate abatement, and the concern and need by various local, state, and federal authorities for reliable, low cost emergency management services, we believe that the 220 MHz SMR spectrum can offer a timely, reliable low cost solution to such concern and need.

         For many years, various governmental agencies have found that attaining and maintaining a state of preparedness in the emergency management area to be laborious and complex. Many emergency managers have relied on a combination of limited computer input and manual tracking systems. Attempts at handling massive numbers of messages and requests for help in emergency operations centers ("EOCs") and compiling information into situation reports have frequently failed using manual methods. Locally developed or other installed commercial software systems have often been too complex or rigid in design to handle information received by EOCs in various formats.

         We plan to engage in discussions, conduct due diligence on, and acquire or otherwise consult and do business with one or more entities that can or may provide emergency management relief technology solutions compatible with utilization of the 220 MHz SMR spectrum for the delivery of such solutions. Prior to entering into the exclusive license agreement with PSG discussed above, we initially entered into a consulting arrangement with such firm, which continues to consult with numerous governmental and quasi-governmental agencies concerning their provisioning of emergency management services to their constituencies. In view of the exclusive license agreement we now have with such firm together with Mr. Lent , the principal of such firm, having recently joined the Company as Executive Vice President, Public Safety, in addition to his director position, we believe such relationships will prove helpful to the Company within such business area.

         Initial Planned 220 MHz SMR Service Operations
         ----------------------------------------------

         A typical 220 MHz analog SMR system planned to be operated by the Company will consist of multiple channels, one or more centrally located, high-power base station transmitters, one or more antennas, and other radio equipment. Such system will receive transmissions from a user's mobile radio and either route such transmissions through the public telephone lines or retransmits the signals to other 220 MHz SMR radios. In addition, such system will be capable of transmitting communications from the public telephone lines to a user's mobile radio.

         We plan for our systems to be trunked radio systems, which maximize the number of users that can be supported. The efficiency of trunked systems generally increases as additional channels are added to the system. A multiple-channel trunked system automatically searches for an open channel for each transmission. The "search" capability allows more users to be served per radio channel, because the probability that all channels in a large system will be used at one time is lower than the probability that a single channel will be used. Once the system automatically assigns the user a channel, no other subscriber can access that channel or eavesdrop on the user's communications for the duration of that communication.


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         Due to the propagation characteristics of the 220 MHz radio spectrum, the typical coverage area for a 220 MHz system is approximately 30-50 miles between tower sites compared to approximately 5-7 miles between tower sites for cellular telephone and 800 MHz SMR digital service. Such propagation characteristics of the 220 MHz SMR spectrum directly correlate to substantially reduced operating costs, compared to cellular and 800 MHz SMR digital service, due to the need for fewer tower sites and associated tower leases, tower transmission equipment, related insurance premiums, and maintenance. A single 220 MHz SMR tower site with 5 channels can typically service up to approximately 500 subscribers, with minimum public telephone interconnect usage, before users of such site will experience busy signals on a frequent basis.

         We plan to initially acquire and purchase select assets as to initially aggregate up to approximately 100 220 MHz SMR systems. Such assets will typically be comprised of certain transmission equipment (including repeaters, controllers, combining equipment, co-axial cable, antenna, modem for interconnect and data transfer) already installed and located on or at a fixed tower site, and assignable tower lease agreement. While we have no current agreements, arrangements or understandings with any third parties concerning any such acquisitions, we currently plan to concentrate our efforts on acquiring 220 MHz SMR system assets in and around one or more of the top fifty Metropolitan Statistical Area ("MSAs") markets in the United States. Based upon management's informal knowledge through industry participants of certain current 220 MHz SMR system owners and their financial situation, we currently plan on focusing our initial acquisition efforts in the southeast and west coast of the United States, and in certain Mid-western state locations.

         We view the aggregation of such number of systems as the minimum "critical mass" required to hold ourselves out as a viable multiple market 220 MHz SMR service provider (ie. a business entity capable of offering and provisioning telecommunications services over a network utilizing the 220 MHz SMR radio frequency). There is no per se requirement for the Company to effect any minimum number of asset purchases or for any minimum number of 220 MHz analog SMR systems to be aggregated. Rather, the size of a particular MSA and the service coverage area desired by the Company within such MSA based upon the Company's view of perceived potential demand for its services within such area are two major factors that will generally influence our asset purchase decisions. Such two factors, together with the availability of desired assets within a given MSA, costs associated therewith, and the propagation characteristics of the 220 MHz radio spectrum discussed above, will determine the number of systems that the Company may desire to operate within such MSA. Larger MSAs will typically require more operating systems than a smaller MSA in order that subscribers not be subject to regular busy signals. No assurances are given that the Company will be successful in such efforts or any later efforts.

         We believe that in many if not most instances, the assets which we may acquire and aggregate as 220 MHz SMR operating systems will not constitute a "business" as such term is described in Item 310 (c) of Regulation S-B, and related Rule 11-01 (d) of Regulation S-X as there will be no continuity of revenue activity and no continuity of operations.

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


         Rule 11-01 (d) of Regulation S-X lists the following attributes which such rule indicates should remain with the components purchased if it is to be considered a "business":

1. physical facilities - assets to be acquired, if at all, will consist primarily of transmission equipment, tower lease and 220 MHz SMR FCC license;

2. employee base - generally there will be no employee base;

3. distribution system - not applicable, therefore, not available for acquisition, and won't be acquired;

4. sales force - no sales force will be acquired;

5. customer base - generally, assets comprising 220 MHz systems sought to be acquired will not have any, or only minimal, customers;

6. operation rights - FCC licenses to be acquired will be subject to FCC transfer approval;

7. production techniques - not applicable, therefore, not available for acquisition and won't be acquired;

8. trade names - generally not applicable, therefore, not available for acquisition and won't be acquired.

         We will apply the above analysis to any acquisitions we may undertake but believe, in view of the current state of the 220 MHz SMR industry, that many prospective acquisition candidates will not constitute a "business."

         We generally plan to acquire assets comprising any initially and later acquired systems for Company securities and to a substantially lesser extent, cash, if available. We will require substantial additional equity and /or debt financing beyond the proceeds received to date and which we currently plan to seek to engage in sustained marketing efforts and further implement our business plan. No assurances are given that we will be able to obtain any such additional financing. In such event, our business will be adversely effected.

         The assignment to the Company of any 220 MHz SMR licenses acquired will require FCC approval. While we anticipate the FCC approval of the transfer of any such licenses in view of the normal and customary nature of such transactions, no assurances are given that the FCC will in fact approve any or all of such transfers. Should the FCC not approve the transfer of any of such licenses for whatever reason(s), we believe that this would not adversely effect the Company and its operations as we will then seek to acquire other 220 MHz SMR assets.

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         We intend to derive revenues from the systems we may initially operate as well as those we may later develop in connection with the acquisition of select assets primarily from access and airtime charges for SMR system usage, sales and leasing of 220 MHz SMR communications equipment and to a lesser extent, construction and other miscellaneous services.

         A mobile user will be able to initiate either mobile telephone calls or dispatch calls from its mobile equipment, depending on the equipment and service packages chosen. While not planning to encourage interconnect usage due to spectrum inefficiencies associated with such service, we plan to provide service for interconnect users through the public switched telephone network (commonly referred to as the "PSTN"). This service is similar to cellular mobile telephone service in its ability to make or receive a call anywhere in the world while a subscriber is in its service area.

         Business Strategy
         -----------------

         We expect to begin offering 220 MHz SMR wireless services in approximately the end of July 2002 following our retention of two soon to be hired in-house sales and marketing personnel for such purpose. Depending upon our success in securing additional capital, we plan to hire up to an additional four persons as regional managers over approximately the next twelve months for such purpose. All of such persons will be responsible for in-house sales and marketing and for establishing dealer networks within the U.S.

         Our strategy with respect to the 220 MHz SMR industry will be to focus on the "basic user" segment of the SMR marketplace, as well as the public safety/emergency disaster relief sector.

         We plan to position ourselves within the markets that we may initially and later serve to offer 220 MHz SMR services for current dispatch users on 800 MHz SMR systems, who may either be pressured to convert to digital mode (which entail purchasing new radios with higher monthly service charges) or be forced to tolerate the poor quality service which will result from operating in an analog mode on a digital system. The services planned to be provided by the Company will generally encompass traditional (non- interconnected) dispatch services, data services, and to a lesser extent, interconnected services.

         While the Company is aware of the efforts of other 220 MHz SMR operators to "load" or obtain subscribers for their systems, some of which are located in major populations centers and others of which are located in more rural areas, such efforts have not generally been met with as much success as anticipated. Reasons for this include, but are not necessarily limited to: prior lack of wide availability of hand held mobile units to the U.S. marketplace due to working capital constraints of the 220 MHz industry's prior U.S. radio equipment manufacturer; and such operator's own lack of working capital for marketing efforts. We are aware of one California based 220 MHz SMR operator of a substantial number of 220 MHz SMR systems in several major U.S. markets that recently filed for bankruptcy protection.

         We plan to take advantage of opportunities to expand any initial service or coverage area by purchasing select assets, including 220 MHz SMR licenses, and related equipment. We plan to target 220 MHz SMR licenses and assets (generally, transmission equipment, tower leases, and FCC licenses) comprising fully constructed and operational SMR systems (which in many, if not most instances, will have minimal, if any subscribers) in U.S. metropolitan areas that provide a strategic fit (the general criteria of which is described in the following sentence) with our planned 220 MHz SMR operations. Asset acquisition candidates will generally have the following characteristics: (i) location in or adjacent to our "footprint" or geographical locations in which our systems provide coverage; (ii) potential ability to increase market share in our "footprint" or expand our "footprint" so as to provide for expanded coverage; and (iii) potential to enhance average revenues per subscriber enabling the Company to offer more comprehensive services. Any such asset acquisitions are anticipated to be made, if at all, with Company securities and to a substantially lesser extent, cash, if available.

         We plan to offer flexible 220 MHz SMR service packages and configurations customized to fit subscribers' needs within the geographic "footprint" we may develop. For example, a basic SMR package might allow a subscriber to choose access to one or more systems within our "footprint". The typical coverage area for a Company SMR system will be a radius of approximately 30-50 miles from its base station transmitter, depending on the terrain. A subscriber will be able to choose access to those systems in and around its location that matches its business needs. Access to additional systems may be obtained from the Company at additional cost and on a permanent or temporary basis. A subscriber will be able to travel from system to system by manually switching systems on the radio.

         We plan to initially offer the following services:

         Dispatch. Dispatch is a two-way wireless communication service for subscribers who have a need to communicate between a central dispatch point and/or "in the field" personnel, but do not require access to the PSTN. Users can choose whether a message will be received by a group or only selected individuals. Users of radio dispatch services typically include contractors, service companies and delivery services that have significant field operations and need to provide their personnel with the ability to communicate directly with one another, or the central office, either on a one-to-one or one-to-many basis.

         Network Dispatch. Wide-area two-way dispatch radio service that offers an individual the ability to communicate to a work group or fleet using simple push-to-talk release-to-listen communications on multiple systems simultaneously.

         Data. The ability to transmit and receive mobile or fixed data at speeds, generally, of 1200 bps, with speeds, in selected instances, of up to 3,200 bps. This service will offer simple one or two- way text messaging or advanced AVL messaging.

         SCADA. Supervisory Control and Data Acquisition, or SCADA, refers to a combination of telemetry and data acquisition information by a 220 MHz SMR system. It consists of collecting information, transferring it back to a central site, carrying out necessary analysis and control, and then displaying this data on a number of operator screens. The SCADA system is used to monitor and control a plant or equipment. Control may be automatic or can be initiated by operator commands.

         Meter Readings. Meter readings allow a power utility to automatically monitor client usage without the cost of manually reading a meter.

         Additional services will include: Automatic Vehicle Location ("AVL") which provides a way to immediately locate service vehicles in the field; Mobile Data Terminals ("MDTs") which provide a digital communication method for sending urgent messages to and from service vehicles; and Point of Sale ("POS") which provides customers the ability to accept credit card transactions from a vehicle. Although the cost of such services has dropped considerably over the past few years, cost to the subscriber is still nevertheless the major obstacle to offering and selling these value added services in volume - a typical configuration costs approximately $2,000.

         Interconnect capability will also be offered but not generally encouraged in view of its spectrum inefficiencies. Depending upon subscriber demand, we may also later offer such services as voice mail, call forwarding and "follow me" roaming.

         The Company plans to obtain its voice/data radio products from one or more manufacturers, and data only radio product offerings from Microwave Data Systems ("MDS").

         Sources of Supply
         -----------------

         The select assets comprising systems which we may desire to acquire utilize radio equipment manufactured by Datamarine, which, prior to us entering into an exclusive patent and related technology license agreement with such entity, constituted the only U.S. manufacturer of voice/data 220 MHz SMR radios. However, in view of our recently obtained exclusive patent and related technology license agreement with Datamarine which allows us the ability to have other manufacturers manufacture Datamarine products for us, we are no longer dependent upon Datamarine's pricing and equipment availability to further develop our business.

         Pursuant to such license agreement, we recently entered into a relationship on a purchase order basis with an offshore manufacturer to manufacture land mobile radio products for us having the same specifications as Datamarine's land mobile radio products. Datamarine has itself previously utilized such offshore manufacturer on a sub-contract basis to manufacture land mobile radio products for Datamarine. There are other manufacturers available which we could choose to utilize; however, the offshore manufacturer which we recently utilized has all the required tooling to manufacture such products due to its prior relationship with Datamarine, and has substantial manufacturing capacity.

         Datamarine has previously experienced difficulty in manufacturing and shipping radio products due to working capital constraints. Its independent certified public accountants expressed a going concern qualification in their November 22, 2000 report to such company and its shareholders in connection with their audit of such company's consolidated financial statements for the fiscal year ended September 30, 2000. A copy of such report is contained in Datamarine's Form 10-KSB for the fiscal year ended September 30, 2000 on file with the Securities and Exchange Commission ("Commission" or the "SEC"). Datamarine has not filed its Form 10-KSB for the fiscal year ended September 30, 2001 with the Commission.

         We have recently been advised by one 220 MHz SMR service provider that it has satisfactorily tested and deployed data only radio products manufactured by MDS, a private company which represents itself on its website to be a leading provider of solutions for customers' wireless data acquisition needs. Such radio products, of which MDS has reported over 350,000 currently in the field, offer seamless, reliable data solutions for critical control, monitoring and data acquisition needs. While no assurances are given, we believe that such MDS products may offer a cost-effective and available alternative to Datamarine products where the end-users' needs, such as in the case of certain public safety/emergency disaster relief applications, among others, require only data transmission and applications.

         Sales and Marketing
         -------------------

         We currently offer 220 MHz radio products and emergency management software programs through the efforts of in-house personnel.

         Our marketing manager for the 220 MHz SMR products we currently offer was previously employed by Datamarine in a similar capacity.

         Our sales and marketing efforts for the emergency management software programs we currently offer are conducted by our Executive Vice President/Public Safety, who has also had substantial prior emergency management software industry and sales experience.

         Sales and marketing for our current radio and software product offerings are presently conducted primarily through sales calls to industry participants known to our marketing personnel through prior industry experience and contacts and through attendance at industry trade shows. We currently utilize very little print and other advertising media due to our current working capital constraints. Depending upon our success in securing additional capital, we plan to utilize various media and expand our sales and marketing efforts accordingly.

         We plan to offer our 220 MHz SMR service as a cost-effective alternative to cellular mobile telephone service as 220 MHz SMR mobile dispatch service is generally more economical for high- volume mobile telephone users.

         The core service currently provided by SMR carriers is dispatch service. RCR Wireless News, a publicly available industry trade publication, stated in its November 2001 edition that the market research firm Telecompetition, Inc. reported that for 2000 and 2001, in excess of 90% of worldwide wireless mobile revenues were generated from mobile voice usage, with mobile data usage constituting less than 10% of total revenues. Such article also reports such firm's conclusion that data services will be more important for all wireless service providers in the future in maintaining current average revenue per user levels that in getting more persons to sign up for wireless services.

         End user customers are individuals who need or desire to communicate from the road but do not want to incur the substantial expense of a cellular phone bill. Analog SMR service represents an inexpensive, but efficient, medium to communicate for individuals who don't require the features that digital800 MHz SMR systems offer. Typically, these individuals work in industries where land transportation is a factor. These industries include farming, transportation, public safety, real estate, insurance and any businesses that require radio communication with field personnel.

         Commencing in approximately the end of July 2002, we plan to use a variety of media, including newspaper, radio and advertising circulars and tailor its marketing effort in different parts of our "footprint" or coverage area to the demographics of the potential subscriber population. We plan to offer customized service packages to attract subscribers, including access to multiple 220 MHz SMR systems within our "footprint," various pricing alternatives, and customer conveniences such as consolidated invoices and billing for airtime charges.

         We will also target our marketing efforts to businesses and individual users with regional vehicle travel patterns. In addition, we plan to focus on dispatch users with a need for mobile telephone service and companies using or considering private radio systems, as well as various governmental and quasi-governmental authorities and agencies. Finally, we will target individuals who are potential high-use mobile telephone customers from both the business and mass consumer retail market.

         We plan to employ our own direct sales, marketing and service staff, in addition to establishing dealer networks.

         We will employ three methods by which dealers may earn revenues from system loading: pursuant to a finder's fee schedule whereby each dealer will be compensated with a fixed one time payment amount; as a reseller of our services; and by participating in sharing monthly subscriber fees based on a percentage of the total billing for their users.

         We intend to initially provide equipment repair and service under manufacturers' warranties and plan to also offer extended service contracts and contracts on a time and materials basis.

         Pricing of Equipment and Services
         ---------------------------------

         The cost of subscriber equipment may encourage customers to switch from one frequency band to another, or from an analog to a digital network within the same frequency band.

         Currently, based upon available industry information, the average retail price for an 800 SMR MHz simplex radio is approximately $200 to $400, a full duplex 800 MHz SMR mobile dispatch radio ranges from approximately $99 to $199 per unit, and an interconnected 800 MHz SMR portable radio costs up to approximately $199. Radios used in both 900 and 220 MHz SMR systems currently retail for approximately $400.

         Generally, portable radios are more expensive than mobile radios and interconnected radios are more expensive than dispatch-only radios. At this time, 220 MHz SMR radios are priced competitively with 900 MHz SMR radios. However, because 800 MHz SMR radios are often subsidized by service providers, both 900 and 220 MHz radios can be more expensive than 800 MHz analog and digital SMR subscriber equipment. Creative service pricing structures and incentive offerings, if financially feasible, of which no assurances are given, as well as educating prospective customers about the long term monthly costs servicing associated with 220 MHz analog SMR versus 800 MHz digital SMR usage (approximately $15-$18 a month versus approximately $79 a month on average charged by Nextel) may help to offset such price differentials.

         Our profit margins on radios will vary depending upon the specific type of radio and the designated subsidy structure, if any, for that radio in a particular market.

         In the SMR industry, revenues from interconnected units are substantially higher than revenues for dispatch-only units. However, interconnect usage on a system reduces a system's trunking efficiency causing the system to "busy" out. A system will "busy" out when all the channels are in use, therefore, not allowing a call to be placed on the system. As interconnection service has spread to frequency-congested metropolitan markets, the premium for interconnected service has increased. There was a slight increase in the average monthly revenues per interconnected unit, from approximately $69 to $79, in 2000. The average monthly service revenues for dispatch customers increased minimally from approximately $18 to $18.40, which can be attributed to increased dispatch demand.

         Generally, we will bill a subscriber for dispatch and/or data and perhaps other services with a mixture of fixed monthly access charges and airtime. A subscriber will typically pay a fixed monthly access charge, generally $15-18 per month, for an unlimited number of radio dispatch calls on any one of the systems and additional monthly fees will be charged for multi-system usage, including systems with which we may have roaming agreements. Long distance charges are additional charges and, like all telephone charges, will be passed through to the subscriber.

         Competition
         -----------

         Our planned SMR operations will compete with cellular mobile telephone operators, Personal Communication Services ("PCS") providers, other traditional SMR operators, and other wireless communication providers, certain of which have substantially greater financial, management, and marketing resources than the Company.

         Such competitors, in the broader sense in that they also offer telecommunications services, include, among others, AT&T and Verizon Wireless, which offer cellular mobile services, Sprint, a PCS provider, and Nextel, a 800 MHz SMR digital service provider. We do not generally view such companies as true competitors, however, in that we perceive our market as comprising, generally, dispatch end-users who desire lower-cost yet reliable telecommunication services than the typical end-users of such other companies' products and services.

         The key factors relevant to competition by an operator in the wireless communication industry are the size of coverage area, the pricing of each service, the quality of the communications (e.g., clarity, lack of interference), and the reliability and availability of the service (e.g., waiting time for a "clear channel", absence of busy signals, absence of transmission "disconnects" or failures) and the price of the subscriber units.

         In the fast-paced world of mobile communications, the competitive landscape is constantly changing. The need for spectrum, depending on the backbone technology standard utilized, is however, the one apparent constant. With the arrival of new technologies and new applications, companies can expand their current services and provide new enhanced services. In spite of these developments, the communications needs of some customers will not change, while other customers will adapt their work styles to take advantage of these advancements.

         While no assurances are given, we believe that the communications requirements of dispatch users are not likely to change dramatically in the near future. Dispatch users essentially require low cost point-to-multipoint communications ability. Data applications, portability, and the ability to interconnect with the telephone system may appeal to some dispatch users, but not others. The availability of cellular-like enhanced SMR services in 800 MHz SMR systems will appeal to some dispatch users, while alienating others. For these latter users, cellular-like SMR service is often viewed as less time-efficient since users must dial a seven-digit number instead of pushing one button. In addition, cellular-like SMR service is significantly more expensive than traditional dispatch service; monthly use currently averages approximately $79/month per unit in use versus an approximate $15-$18 flat fee per month per unit for 220 MHz SMR usage.

          In summary, key issues for the dispatch industry include capacity, ease of use, capital costs, monthly fees, type of service, service area, and the ability to add new services as they become available.

         We do not anticipate a decline in the growth of traditional SMR analog dispatch markets due to the availability of and continued development of cellular-like SMR services on 800 MHz SMR systems, primarily because we believe these more enhanced services and attendant higher costs associated therewith simply are not suitable for dispatch users.

         An article entitled "RCR on SMR - Digital service won't stamp out analog SMR needs" appearing in the August 5, 1996 edition of RCR/Radio Communications Report, a weekly newsletter for the wireless industry, confirmed such belief even at that time. As these more enhanced services become more prevalent, we believe that an increasing number of dispatch customers will be at odds with the market trend toward the more expensive digital and enhanced networks due to the expense involved. After converting to digital, some enhanced SMR operators may neglect their existing dispatch customers as they attempt to capture new markets. Although digital or enhanced SMR operators will offer digital conversion and enhanced services to their current dispatch customers, their focus may be on acquiring new users who desire mobile telephone services and who are willing to pay more for such service. We believe that this potential neglect of dispatch users creates an opportunity for operators who have lower infrastructure costs and still wish to provide quality dispatch services.

         Forced service switching has caused some users of 800 MHz SMR to switch to digital, but other users may switch either to another analog 800 MHz SMR provider, to 220 MHz SMR or to 900 MHz SMR. 220 MHz SMR may be preferred over any other alternative because 220 MHz propagation is generally viewed by the SMR industry as superior to other SMR band services. However, in areas where the 800 MHz SMR analog systems still have capacity, 220 MHz SMR may not be preferred unless 220 MHz SMR radio prices are comparable to 800 MHz SMR radio prices.

         New Technologies
         ----------------

         The Company may also face competition from other technologies and services which are currently being introduced and may be introduced in the future. The continued acceptance of analog SMR services and the acceptance of the services we plan to offer and anticipate offering may be adversely affected by the development and availability of new technology.

         Regulation
         ----------

         Historical Regulatory Overview of the 220 MHz Service

         The licensing, operation, and acquisition of specialized mobile radio systems ("SMR") in the United States, which includes 220-222 MHz systems, is regulated by the FCC under the Communications Act of 1934, as amended (the "Act") and pursuant to the FCC's rules and related regulations.

         The first commercial SMR service, which utilized the 800 MHz and 900 MHz band, became operational in 1974. The FCC authorized the current 220 MHz service in 1991, seeking to introduce a "narrowband" service, on one-fifth of the frequency of conventional SMR services, e.g., 5 kHz per channel, for such services as dispatch and fleet communications ("Phase I Licenses"). The FCC conducted a lottery for local and nationwide site specific FCC Licenses to operate on these channels, which was completed in 1993.

         In light of the difficulties surrounding the industry, the FCC suspended modification applications for the newly authorized licenses in order to "freeze" them in place while it considered how to proceed with the service. Thereafter, the FCC permitted limited modifications to Phase I

Licenses and determined to auction all "Phase II" service licenses in 1998. The highest bidders for these "Phase II" licenses were required to provide a certain level of interference protection to Phase I Licensees who already held licenses issued through the lottery. In all other cases, Phase II licensees are permitted to construct facilities anywhere within their licensed geographic area.

         Legislative Trends in the 220 MHz Service

         In 1993, Congress passed the Omnibus Budget Reconciliation Act which altered the FCC's designation of all mobile wireless systems. The FCC was ordered to adopt regulations that would divide mobile wireless licensees based on whether the licensee provided "private" or "commercial" mobile radio services. Previously, such services were regulated based on the various type of service provided by the licensee such as cellular or SMR.

         To be classified as a "commercial" mobile wireless provider, the service must be: (i) provided for profit; (ii) interconnected to the public switched telephone network; and (iii) available to the public. To the extent that 220 MHz systems meet these criteria, they are regulated in a similar manner to other mobile wireless service providers.

         Regulatory Trends in the 220 MHz Service

         In 1997, to expedite the construction of 220 MHz service systems, the FCC revised its rules to permit Phase II licensees to enter into agreements for the partitioning of a licensee's geographical service area and/or the disaggregation of a licensee's spectrum. Partitioning contemplates the division of the service area between two geographic areas, e.g., county lines, whereas disaggregation contemplates the assignment of a portion of the licensed spectrum in the same geographic area to a third party. The FCC based this regulatory change on the belief that these steps would introduce new entrants into markets, thus spurring the most efficient use of the spectrum, and increase service to the public.

         To augment its presence in particular markets and to bolster its marketing strategy, the Company may enter into agreements with third parties with respect to licenses it may acquire in the future for the partition of service area and/or disaggregation of spectrum.

         The FCC has also announced that it will conduct a future auction for certain Phase II 220-222 MHz service licenses that were not successfully auctioned in 1998. Depending upon working capital considerations at such time, the Company may participate in such auction. The Company is aware of certain 220 MHz service providers who have expressed an interest in participating in such auction with whom the Company may later discuss select asset acquisitions.

         Business Trends in the 220 MHz Service

         The land mobile and fixed use wireless industry as a whole has gone through a tremendous level of consolidation in the past several years, with significant amounts of 800 MHz SMR and 900

MHz SMR spectrum being purchased by Nextel. With respect to the 220-222 MHz service, the main focus has recently been on loading customers to the systems so that the licensee can build out its system in accordance with FCC service requirements. The FCC has established specific service requirements with respect to the coverage of licensed geographic areas, which are discussed in the next section.

         Certain 220 MHz service providers have focused on the acquisition of licenses to complement their current authorized service area, either through partitioning and disaggregation, or through the outright purchase of the FCC licenses.

         Current Regulations in the 220 MHz Service

         The FCC requires licensees to meet certain benchmarks of service tied to the issuance of the Phase II licenses. Specifically, within five years of obtaining Economic Area and Regional license authorizations, the licensee is required to provide service coverage to one-third of the population. Moreover, within the initial license term, e.g., 10 years, the licensee must provide service coverage to two-thirds of the population within its geographic area. In the event that the licensee does not construct its system to meet the respective thresholds, the FCC will automatically cancel the entire license, and will not credit the licensee for any of the sites that it may have already constructed. Licensees are also required to comply with the technical requirements specified in the FCC's rules to ensure that no other party receives unauthorized levels of interference.

         Such regulations may have the effect of dramatically reducing the number of 220 MHz SMR licenses and systems available for acquisition and use if the current or later owners and operators of such licenses and systems, which may include the Company as to at least certain of such licenses and systems, do not timely comply with such service coverage requirements. This could, in turn, substantially reduce the size of coverage areas and make the Company's telecommunications services less desirable to end-users.

         Ownership of 220 MHz Service Systems

         The Act restricts foreign investment in commercial mobile radio service operators. Specifically, foreign corporations may not own more than 20% of the license or licensee, or more than 25% of the parent of a licensee. The FCC has authority to waive the 25% limit if the public interest would be served. By their terms, these foreign ownership restrictions do not apply to private carriers; however, under the 1993 Budget Act, private carriers reclassified as commercial mobile radio service providers are subject to these limitations. In addition, wireline carriers have recently been permitted by the FCC to own 220 MHz service licenses.

         Prior FCC approval is required for (i) the assignment of any 220 MHz service license or (ii) any transfer of control of a 220 MHz service licensee. No such assignment or transfer will be approved prior to the completion of construction of a 220 MHz service system and the initiation of service on the system. The FCC has determined that 220 MHz service licensees will be deemed to have met the initiation of service requirement by satisfying either the "placed in operation" provisions of Section 90.155 of the FCC's Rules (requiring that at least one associated mobile unit be placed in operation) or the "commencement of service" provisions of Section 90.167 of the FCC's Rules (requiring the provision of service to at least one party unaffiliated with, controlled by, or related to the providing carrier). A single licensee is interpreted to include two licensees with substantial overlapping ownership.

         The FCC has established guidelines applicable to management and other non-equity agreements affecting SMR systems, including 220 MHz service systems, to determine whether the manager or other entity has assumed de facto control of the system. The criteria for determining "de facto control" is drawn from the precedent established for common carrier systems, and includes application of the following factors: (i) whether the licensee has unfettered use of all facilities and equipment; (ii) whether the licensee determines and carries out the policy decisions, including preparing and filing of applications with the FCC; (iii) whether the licensee is in charge of employment, supervision, and dismissal of personnel; (iv) whether the licensee is in charge of payment of financing obligations, including expenses arising out of operating; and (v) whether the licensee receives monies and profits from the operation of the facilities.

         In addition, any manager of the operations of a 220 MHz service license shall be considered to have an attributable interest in such licensee, for purposes of applying the spectrum cap limitations established in the FCC's rules, if such persons have the authority to make decisions that significantly influence: (i) the nature or types of service offered by such licensee; (ii) the terms upon which such services are offered; or (iii) the prices charged for such services.

         Employees
         ---------

         We currently employ approximately twenty (20) persons on a full-time or near full-time basis, including our Chief Executive Officer/President, Chief Operating Officer/Chief Technical Officer, and Executive Vice President/Public Safety. We currently believe that we will have to significantly increase the number of our employees as we may expand our business due to the numerous employee functions inherent in our business, ie. sales, service, maintenance, billing and other services. Our personnel are not subject to any collective bargaining agreements and management believes that its relationship with its personnel is good.

         REPORTS TO SECURITY HOLDERS

         Prior to this filing, we have not been required to deliver annual reports to our security holders. To the extent that we are required to deliver annual reports to security holders through our status as a reporting company, we will deliver annual reports. Upon effectiveness of this Form 10- SB and in accordance with NASDAQ Rule 6530, we intend to file annual and quarterly reports with the Commission. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC- 0330. We will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at http://www.sec.gov/.

         Factors That May Affect Future Operating Results
         ------------------------------------------------

         Absence of Meaningful Operating History; No Assurances of Profitability. While we were incorporated in July 1996 and conducted limited operations for a short period, we have not had any significant operations. Revenue and income potential of our proposed business and operations is unproven and a lack of operating history makes it difficult to evaluate the future prospects of our business.

          Uncertainty of Future Profitability. We anticipate that profits, if any, will be derived from our success in "loading" or obtaining subscribers to the systems we may operate, of which no assurances are given. We are subject to all the substantial risks inherent in the development of a business enterprise within an industry that itself has only generated limited revenues to date. Accordingly, no assurances can be given that our business will ever be successful or that we will ever be or remain profitable.

         Going Concern Considerations. Our financial statements appearing elsewhere in this report have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management realizes that we must generate capital and revenue resources to enable us to achieve profitable operations.

         We are planning on obtaining additional capital by achieving at least break-even cash flow from operations and selling equity and/or debt securities. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon us obtaining additional revenues and equity capital and ultimately achieving profitable operations. No assurances can be made that we will be successful in these activities. Should any of these events not occur, our financial statements will be materially affected.

         Uncertain Ability to Meet Capital Needs. We will require additional capital to fund our operations which are capital intensive, and which we are currently seeking through additional equity financing. The failure of the Company to obtain financing as needed would have a material adverse effect upon the Company and its business as we believe our current cash position will enable us to sustain current operations for up to approximately six (6) months. If additional funds are obtained by issuing equity securities and/or debt securities convertible into equity, dilution to existing shareholders will result, and future investors may be granted rights superior to those of existing shareholders. There can be no assurances, however, that additional financing will be available when needed, or if available, on acceptable terms. There are no current agreements, arrangements, or understandings for any equity and/or debt financing. The failure of the Company to obtain such financing as required or otherwise desired will have a material adverse effect upon the Company, its business and operations.

         Economic Uncertainty. The U.S. economy has experienced an economic downturn during the current year, further exacerbated by the events of September
11. In view of our formative development, we are currently unable to predict with any certainty the impact, if any, of such economic downturn on our financial condition or results of operations. We believe, in view of such economic downturn, that many prospective business communications users may find our reliable, low cost planned services to be desirable; we further believe, in view of the current U.S. and worldwide political situation, and the concern and need for reliable, low cost emergency management services by various local, state and federal authorities, that the 220 MHz SMR spectrum can offer a timely, reliable, low cost solution to such concern and need. However, we cannot assure that we are correct in such beliefs. While we may experience demand for our planned services if our beliefs prove correct, we understand anecdotally that traditional sources of financing post-September 11 are more difficult to access. If we find this to be the case, and cannot otherwise access required capital, our business and operations will be negatively impacted even if demand for our services is present.

         Development Risks Generally. We intend to grow primarily by: (i) marketing to and obtaining subscribers in the commercial and public safety/emergency disaster relief sectors to utilize the voice and data communication services offered and intended to be offered on our initially acquired 220 MHz SMR systems, if any, thereby realizing fee-based subscriber revenues; and (ii) expanding our service or coverage area and thereby our subscriber base by purchasing select assets from other 220 MHz SMR system owners, including 220 MHz SMR licenses and related equipment.

         Development involves substantial risks, further enumerated herein, including the risk: (a) that we will not acquire what we believe to be the minimum "critical mass" of assets so as to comprise approximately 100 220 MHz SMR systems necessary to commence any meaningful operations; (b) that development costs will exceed budgeted or contracted amounts; (c) that our marketing efforts to "load" our SMR systems will not proceed as rapidly as anticipated or otherwise be successful; (d) that our SMR systems will not achieve desired revenue or profitability levels; (e) that substantial additional financing, which will be necessary, may not be available or if available, might not be on favorable terms; (f) of changes in applicable laws, rules, regulations and interpretations which may adversely effect our business and operations; (g) that we may not be able to purchase desired select assets to expand our coverage area due to competition, financial or other considerations or otherwise successfully manage or integrate such asset purchases with our then operations;
(h) of competition from other 220 MHz SMR operators as well as other providers of wireless communication services, many of the latter of whom have substantially greater financial and other resources than the Company; (i) we may not for whatever reason(s) be successful in our marketing efforts to the emergency management services sector; and (j) of technology changes within the wireless communication industry and our potential inability to adopt such changes to our SMR systems if so desired by prospective or then current subscribers either due to technology constraints which may be inherent to the 220 MHz radio spectrum, financial constraints, or otherwise. There can be no assurances that we will be successful in executing upon our business plan.

         Industry Operating History; Uncertainty of Broad Based Market Acceptance. Although numerous 220 MHz systems are operational in the United States, including many "mom and pop" system operators which produce minimal revenues, and fleet operators, many other systems are "operational" in the sense that they were constructed in advance of FCC construction deadlines, are available for "loading" of subscribers, but are otherwise producing minimal or no subscriber revenues. The 220 MHz SMR industry may therefore be viewed as having a less than successful operating history subject to uncertainty concerning the operational viability of many markets.

         Many participants within the 220 MHz SMR industry concentrated their efforts and capital expenditures initially on construction of 220 MHz SMR systems in advance of FCC construction deadlines and the later acquisition of additional 220 MHz SMR spectrum in subsequent FCC auctions. As such, they have had only limited success to date in their marketing efforts to "load" their systems due to their lack of needed additional working capital for marketing purposes and their inability to secure desired radio equipment inventory from the manufacturer of such equipment due to its own working capital constraints. As a result, many 220 MHz SMR industry participants have generated only minimal revenues and have incurred and continue to incur losses. We are aware of one California based 220 MHz SMR operator of a substantial number of 220 MHz SMR systems in several major U.S. markets that recently filed for bankruptcy protection.

         The success of our business may be affected by matters beyond our control, including but not limited to changes in technology and equipment, equipment costs, competition, future demand for our planned services and changes in economic conditions, all of which can impact upon market acceptance. While management believes, based upon its knowledge of the industry generally, and based upon informal discussions with certain public safety/emergency disaster relief management personnel, that there is a perceived need and desire for our planned services, no assurance can be given that such perceived need for our services is correct. We have not conducted any internally generated marketing research and do not intend to do so.

         Risks Associated with Select Asset Purchases. We plan to expand our planned initially established service or coverage area and subscriber base by purchasing select assets from other 220 MHz SMR system owner/operators, including 220 MHz SMR licenses and related equipment for Company securities, and to a substantially lesser extent, if available, for cash. While management believes, based upon informal discussions with industry trade association personnel, that there may be many owner/operators of SMR systems with minimal or no subscriber base who do not desire to further proceed with the substantial effort, time and expense required to load and otherwise operate their SMR systems and may be desirous of selling certain assets comprising their systems for securities and/or cash, no assurances are given that we are correct in our belief. To the extent that we are successful in purchasing any such select assets, no assurances are given that we will be successful in integrating such assets with our then current systems. We will generally be limited to effecting asset purchases, if at all, involving SMR equipment compatible with our planned systems and equipment.

         Dependence on Management. The success of our business is materially dependent upon the continued services of our Chief Executive Officer/President, Mr. Hanan "Hank" Klein, our recently retained Chief Operating Officer/Chief Technical Officer/President, Land Mobile Radio Division, Mr. David George, and Executive Vice President/Public Safety, Mr. Edward W. Lent III. While each of Messrs. Klein, George, and Lent has had substantial business experience within the 220 MHz SMR, telecommunications, and public safety/emergency disaster relief sectors, no assurances are given that such collective prior experience will assure our profitability or success. We do not presently have any key man life insurance on any of such persons; while we intend to apply for such insurance in such amounts as we deem appropriate, it is uncertain at this time as to when we will apply for and obtain such insurance.

         Potential Conflicts of Interest Between Management and the Company. Our principal executive officers, Messrs. Klein, George and Lent plan to devote, collectively, substantially full- time to the business of the Company. Management is not currently aware of any known or potential conflicts at this time other than: Mr. Klein's minority equity ownership interest in certain 220 MHz SMR systems and entities which own 220 MHz SMR licenses whom we may approach to discuss the possible acquisition thereof, which systems are currently being managed by the management company with whom the Company recently entered into a radio subscriber service agreement; and our prior retention of consulting services from an emergency management company with whom Mr. Edward Lent, a Company director, is affiliated and with whom such entity we recently entered into a long term emergency management software license agreement. Our management has not established any policies for handling any conflicts which may arise between the interests of the Company and the interests of any member of management. Company security holders will be relying solely on our management's and our Board of Directors' judgment concerning the resolution of any conflicts or potential conflicts.

         FCC Regulations Generally. The licensing, construction, operation, sale, interconnection arrangements and acquisitions of 220 MHz SMR systems are regulated by the FCC. These regulations are subject to change, which changes could adversely affect our financial condition and results of operation.

         Competition. The wireless communications industry is highly competitive and influenced by the introduction of new services by, and the marketing and pricing activities of, industry participants. We will compete with numerous other businesses engaged in the telecommunications industry which market the same or similar services and products as those marketed and intended to be marketed by the Company, many of which businesses have or may have substantially greater capital and other resources than the Company.

         The greater financial resources of many cellular telephone, as well as certain 800 MHz SMR service providers, currently permit such entities to offer creative pricing and incentive packages which we cannot presently offer and may not be able to offer in the future. Improvements in technology may adversely impact the demand for our services, which could adversely affect our operations. Other modes of wireless communications such as cellular, specialized mobile radio (800 and 900 MHz), personal communications systems ("PCS") and one-way paging are examples of current competing technology. While we believe, due to the costs for such services compared to the relatively low cost of 220 MHz SMR service, that 220 MHz SMR service may be ideal for radio dispatch subscribers as well as other potential end- users, no assurances are given that we are correct in our belief, or that we will successfully compete.

         Antitakover Provisions of Certain Provisions of Articles of Incorporation and Bylaws. Our Articles of Incorporation, as amended, provide for a staggered Board of Directors. Mr. Klein's term expires in 2003 and Mr. Lent's term expires in 2002. Our Articles of Incorporation, as amended, also provide for a substantial number of shares of common stock and "blank check" preferred stock authorized for issuance. Our Bylaws provide, among other things, in and in pertinent part, that nominations for election to our Board of Directors, other than those made by the Board of Directors, shall be made by written notification delivered to the Company not less than 20 and not more than 50 days prior to any annual or special meeting of shareholders called for the election of directors. Such provisions may have the effect of discouraging any takeover of the Company by others.

         Penny Stock Sales Rules. The SEC has adopted regulations, which generally define penny stock to be equity securities that have a market price of less than $5.00 per share. Such designation imposes additional sale practice requirements on broker/dealers which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by these regulations, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. These regulations may restrict the ability of brokers, dealers and investors to sell our common stock to the extent our common stock may be subject to such regulations.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         In addition to the historical information contained herein, we make statements in this Report on Form 10-SB and in other reports we file with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") that are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Exchange Act. Sometimes these statements will contain words such as "believes, " expects, " intends" "should," "will," "plans," and other similar words. These statements are not guarantees of our future performance and are subject to risk, uncertainties, and other important factors, certain of which are discussed herein under the heading "Factors That May Affect Future Operating Results" and in other reports we file with the SEC that could cause our actual performance or achievements to be materially different from those expressed in any forward-looking statements. made by or on our behalf. Given these uncertainties, undue reliance should not be placed on these forward-looking statements. We do not assume the obligation to update any forward looking statements.

OVERVIEW

         The "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" should be read in conjunction with the Financial Statements of the Company accompanying this Registration Statement.

         We are a Florida corporation located in the Fort Lauderdale, Florida area.

         We currently offer and sell 220 MHz Specialized Mobile Radio ("SMR") products and license emergency management software programs to various end users.

         We plan to continue such product offering and to also engage through one or more subsidiaries (collectively, the "Company") in the development, operation and management of 220 MHz SMR wireless voice and data communications services in both the commercial and public safety/emergency disaster relief sectors.

PLAN OF OPERATION

         Our objectives over the next twelve months are to: (a) continue to market and sell our current product offering; (b) commence and continue the acquisition of select assets comprising operational 220 MHz SMR systems; and (c) market to and obtain subscribers to utilized the telecommunications services we plan to offer. As to potential asset acquisitions, the plan is to select markets with adequate available channel density and population base to prove their operating capability and to generate sufficient revenues to ultimately realize positive cash flow and profitability.

         We do not have any current arrangements to acquire wireless assets. No assurances can be given, however, that we will our objectives, that our business will ever be successful or that we will ever be or remain profitable.

         To date, our recent activities have entailed securing capital for operations, conducting discussions with and retaining certain persons for senior management, key and other employee and advisory board positions, entering into an exclusive patent and related technology license agreement with Datamarine, entering into the long term emergency management software licensing agreement and radio service subscriber agreement discussed earlier herein, and commencing the sale of radio products and the licensing of emergency management software programs to various end users.

         We plan to offer two-way dispatch wireless voice and data communications services for both commercial use and the public safety/emergency disaster relief sector. As subscriber demand may require, we may also later offer such services as voice mail, call forwarding and follow me roaming. We will generally use leased facilities on existing tower sites so as to avoid the cost of tower and shelter construction.

         Over the next twelve months, our marketing objective is to continue to offer and sell our current product offering and to activate subscribers on the systems we plan to operate.

         We believe, based upon informal discussions with industry trade association personnel, that there are many owner/operators of 220 MHz SMR systems with minimal or no subscriber base who do not desire to further proceed with the substantial effort, time and expense required to load and otherwise operate their 220 MHz SMR systems and may be desirous of selling certain assets comprising their systems for cash and/or securities. No assurances are given, however, that we are correct in our belief. To the extent we may be successful in purchasing any such select assets, no assurances are given we will be successful in integrating such assets with our then current systems, if any. We will generally be limited to effecting asset purchases, if at all, involving 220 MHz SMR equipment compatible with the systems and equipment we plan to operate.

         Our anticipated recurring revenues will consist primarily of subscriber network usage revenues, which consist of monthly access fees per unit, possible incremental charges based on minutes of use in connection with interconnected service, and sales and leasing of communication equipment. From time to time, changes in our plans may dictate that certain assets, originally intended to be included in an operating system, will be sold, traded or used in joint venture or in partnership with existing service providers in a particular market to provide either additional cash flow for growth or to begin or strengthen specific strategic alliances.

         As to the 220 MHz systems we plan to operate, we will focus our marketing efforts, initially, on establishing a limited direct sales, marketing and service staff, establishing dealer networks and retaining independent agents. To the extent we are successful in initially acquiring assets to comprise 220 MHz SMR systems and in the loading of such systems, we will, as cash flow permits, increase our direct sales, marketing and service staff and seek to expand our dealer network relationships.

         We believe that we will have to significantly increase the number of our personnel over the next 12 months as our business may expand due to the numerous employee functions inherent in our business, ie. sales, service, maintenance, billing and other services.

         In the event we receive between approximately the median and maximum proceeds which we are currently seeking, as further discussed below, the receipt of which no assurances are given, we also plan to engage in research and development over approximately the next 12 months and expend between approximately $1,000,000 to $2,000,000 on the following: development of a new, smaller portable radio product with greater power output; development of additional software and related hardware to provide for transparent seamless network coverage between 220 MHz SMR systems; and the development of software and related hardware to integrate our public safety software applications to 220 MHz SMR radio products.

LIQUIDITY AND CAPITAL RESOURCES

         Our financial statements appearing elsewhere in this report have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management realizes that we must generate capital and revenue resources to enable us to achieve profitable operations.

         We are planning on obtaining additional capital by achieving at least break-even cash flow from operations and selling equity and/or debt securities. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon us obtaining additional revenues and equity capital and ultimately achieving profitable operations. No assurances can be made that we will be successful in these activities. Should any of these events not occur, our financial statements will be materially affected.

         We have received approximately $3,767,500 in private equity financing from certain accredited investors. Such proceeds are being utilized, among other things, for working capital and general corporate purposes in furtherance of our business plan.

         The Company has used a significant portion of the equity raised to obtain three separate licensing agreements for certain products and services. One agreement was completed in February 2002, and the other two in April 2002. These agreements and the related costs are as follows:

                                         Total         Cash Paid     License
                                        Purchase        Through     Obligation
                                         Price          3/31/02    Still Payable
                                      ----------      ----------   -------------

220 MHz spectrum use                  $1,000,000      $  615,905    $  384,095
agreement
220 MHz radio patent and                 569,000         155,000       414,000
technology agreement
Software license                         439,000         437,000         2,000
                                      ----------      ----------    ----------
                                      $2,008,000      $1,207,095    $  800,095

         We currently plan to seek additional equity financing on a private placement basis of up to approximately $7,500,000 from accredited investors.

         To the extent we are successful in raising additional private placement equity capital of up to approximately $7,500,000, of which no assurances are given, we believe that such funds, together with funds on hand, and funds anticipated from operations, will provide sufficient capital to meet our cash and operational requirements for up to approximately eighteen (18) months from our receipt thereof. Such funds, if obtained, are planned to be utilized in the approximate amounts set forth below for the following material commitments: working capital and general corporate purposes, including but not limited to sales and marketing activities, the hiring and retention of additional management, sales and marketing personnel, and day to day operations ($4,350,000); research and development for public safety and land mobile radio products ($2,000,000); 220 MHz SMR asset acquisitions and related expenditures ($900,000); and public safety/emergency disaster relief asset acquisitions and related expenditures ($250,000).

         Should we determine to accelerate our operational and marketing plans, or conversely, should we receive substantially less than such amount in additional proceeds, such time frame will be diminished and we will require substantial additional capital, the availability of which no assurances are given. In the event of our receipt of substantially less than such amount, we nevertheless intend to proceed with our operational and marketing plans, albeit in a curtailed manner as further described below. There are no current arrangements with purchasers for any of our securities.

         In the event of our receipt of substantially less than approximately $7,500,000 in additional gross proceeds, management may, in such event, itself effect loans and/or one or more equity investments in the Company and will also seek such financing from the Company's shareholders as well as third parties. There are, however, no agreements, arrangements or understandings in this regard.

         If required as determined by management, additional steps would also be undertaken in the following order: (i) reduce level of planned staffing; (ii) outsource sales and marketing efforts on a commission-only basis; and (iv) seek to sell select assets, as may be required, from time to time, for cash proceeds.

         In the event we were to receive little or no additional proceeds, such event will significantly restrict our operations and will have a substantial adverse effect on the Company and shareholders. The failure of the Company to obtain financing as needed would have a material adverse effect upon the Company and its business as we believe our current cash position will enable us to sustain current operations for up to approximately six (6) months. No assurances are given that the Company will be able to obtain additional capital as required or otherwise desired, or otherwise obtain additional capital on terms acceptable to the Company.

ITEM 3.           DESCRIPTION OF PROPERTY

         Our principal executive offices are located at 5440 N.W. 33 Avenue, Fort Lauderdale, Florida 33309-6338. Such facilities are made available to the Company on a month to month basis at a rate of $3,000 per month. These offices are sufficient to meet our present needs and we do not anticipate any difficulty in securing additional or other office space, as is anticipated will be needed within approximately the next six (6) months, on terms acceptable to the Company.

ITEM  4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (a) The following information relates to those persons who are the beneficial owners of five percent or more of our voting common stock:

Title of                   Name and Address of                                  Amount and Nature of
Class                      Beneficial Owner (1)                                 Beneficial Ownership (1)
-----                      --------------------                                 ------------------------
Common                     Chi Holdings, Inc.
                           9350 South Dixie Highway, Suite 1550                  372,750        6.45%
                           Miami, Florida 33156


Common                     SMR Holdings, Inc.
                           1170 Hillsboro Mile, # 106                            745,500       12.91%
                           Hillsboro Beach, Florida 33062

Common                     SMR Associates, Inc.
                           962 NW 92 Terrace                                     745,500       12.91%
                           Plantation, Florida 33324

(1) These shares are directly owned by each listed shareholder; Messrs. Gary D. Lipson, Esq., Jerome R. Wexler and Melvine H. Roth exercise voting and investment control over the shares held by Chi Holdings, Inc., SMR Holdings, Inc., and SMR Associates, Inc., respectively.

(2) Percentage is based upon 5,775,750 shares of common stock issued and outstanding on May 31, 2002.

         (b) The following table has been completed as to the shares of common stock beneficially owned by our directors and executive officers and all directors and officers as a group:

                                    Name and Address of                         Amount and Nature of
Title of Class                      Beneficial Owner                            Beneficial Ownership
--------------                      ----------------                            ---------------------

Common                              Hank Klein c/o Company                                  (1)

Common                              David L. George c/o Company                         120,000 (2)     *

Common                              Edward W. Lent III c/o Company                          (1)

All officers and directors as a group (3 persons):                                      120,000 (2)     *

* Less than 1%

(1)      Does/do not currently own any shares.

(2) Includes 120,000 shares of common stock underlying a warrant to purchase such number of shares at an exercise price of $3.00 per share through April 2012, subject to customary adjustments; 37,500 of such shares vest following July 29, 2002 and the balance, 82,500, vest in equal monthly installments on the last business day of each month thereafter, provided Mr. George is employed with the Company on such date.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The names, ages and positions of all of our current directors and executive officers are listed below, followed by a summary of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting of the directors immediately following the Annual Meeting of Stockholders.

         Hanan "Hank" Klein                 60                Chairman of the Board of Directors, Director,
                                                              Chief Executive Officer, President , Secretary

         David L. George                    48                Chief Operating Officer, Chief Technical
                                                              Officer, President/Land Mobile Radio
                                                              Division

         Edward W.  Lent III                55                Director, Executive Vice President/Public
                                                              Safety

         Mr. Klein has been the Company's Chairman of the Board, Director, Chief Executive Officer, President and Secretary of the Company since August 1, 2001. Mr. Klein was appointed to serve as a director for the class of directors whose term expires at the 2003 annual meeting of shareholders. Mr. Klein devotes full time to the business and affairs of the Company. From approximately January 2000 to August 2001, Mr. Klein served as President of an entity engaged in the purchase and resale of 220 MHz SMR radio equipment. From 1993 to approximately August 2001, a company owned by Mr. Klein was engaged as an independent contractor to several 220 MHz SMR systems owners pursuant to which he provided sales and marketing services to such entities.

         Mr. George was recently retained as the Company's Chief Operating Officer, Chief Technical Officer and President/Land Mobile Radio Division. Mr. George is currently and since November 1995 has been a member of the Board of Directors of Powerwave Technologies, Inc., a company which designs, manufactures and markets advanced radio frequency (RF) power amplifiers for use in wireless communications networks worldwide, and is listed on the NASDAQ Stock Market. Prior to joining the Company, Mr. George was in private practice providing consulting services to participants in the wireless industry, which he will continue to do on a part-time basis provided such activities do not materially conflict with his duties to the Company. From June 2000 to June 2001, he was Executive Vice President of Operations for Securicor Wireless, Inc., a large mobile radio network provider. Mr. George is the co-founder and served as Executive Vice President and Chief Technical Officer of ComSpace Corporation ("Comspace"), formerly known as Unique Technologies, International, L.L.C., a wireless technology development company from February 1994 to June 2000. Comspace recently filed for protection under Chapter 7 of the U.S. bankruptcy laws. From November 1983 to February 1994, Mr. George served as Vice President, Director of Operations, Commercial Division of Uniden America. A member of the Institute of Electrical and Electronic Engineers (I.E.E.E.) for more than 20 years, he holds several patents relating to wireless technology and networks.

         Mr. Lent was appointed as a director of the Company in October 2001 and was appointed to serve as a director for the class of directors whose term expires at the2002 annual meeting of shareholders. He was recently retained as Executive Vice President/Public Safety. From August 1999 to December 2001, Mr. Lent served as the Chief Operating Officer and a director of Specialized Disaster Systems International, Inc. ("SDSI"), an emergency management computer software products, consulting services and development company located in Lake Ozark, Missouri, serving the public safety and industrial safety sectors with emergency disaster and emergency medical software applications. Since December 2001, Mr. Lent has become the Chief Executive Officer and President of SDSI. Mr. Lent has also served since 2000 as the managing member of PSG, a limited liability company also located in Lake Ozark, Missouri, which offers similar services as offered by SDSI. Prior to August 1999 and since March 1995, Mr. Lent served in various other positions with SDSI, including Vice President. Mr. Lent's responsibilities with SDSI have included sales and marketing, development of sales and marketing strategies, and establishing business partner relationships for the integration of a variety of diverse products and capabilities into the EM/2000 emergency management software system. Prior to his relationship with SDSI, Mr. Lent served from 1979 to 1995 as Chief of Operations of Prince George's County, Maryland, Office of

Emergency Preparedness where his responsibilities included the design, operation and maintenance of such county's automated emergency operations center (EOC), preparation and maintenance of all aspects of such county's emergency operations plan, coordination of the operation of the public safety cable television channel, supervision of all automation functions, administration and preparation of the budget, administration of purchasing and logistics functions, command of the Radiological Response Team, and supervision of the Radio Amateur Civil Emergency Services/Amateur Radio Emergency Services (RACES/ARES) program. Mr. Lent's professional organization associations include private sector member of the National Emergency Management Association since 1994 (NEMA), member of the International Association of Emergency Managers (IAEM) where he currently serves on the Executive Board as President, Region III, as the Chairman of the Technology Committee, and serves on the Business and Industry Committee, and represents IAEM on the Department of Energy's Technical External Working Group, member of the American Society of Professional Emergency Planners (ASPEP), member of the State and Local Emergency Management Data Users Group (SALEMDUG), and a member of eight different states' State Emergency Management Associations.

EMPLOYMENT AGREEMENTS

         We currently have only one formal employment agreement with a member of our senior management team, which is discussed below, but plan to enter into formal written employment agreements with certain other management personnel in the near future. Such compensation is anticipated to include a combination of cash, stock and/or stock options.

         We recently entered into a three year employment agreement with Mr. David George to serve as our Chief Operating Officer, Chief Technical Officer and President of our Land Mobile Radio Division. Such agreement generally provides for an annual salary of $130,000, the grant of warrants to purchase 120,000 shares of the Company's common stock vesting over such three year period exercisable at $3.00 per share for a period of ten years from the date of grant, subject to customary adjustments, and certain performance based stock options.

         Mr. Klein and Mr. Lent are each currently compensated in their respective officer capacities at a salary of $120,000 per annum.

         We are currently engaged in discussions with certain persons for senior company management and key employee positions having substantial marketing, sales and related 220 MHz SMR and public safety/emergency disaster relief management experience. It is anticipated that certain of such persons' compensation packages will include cash and stock options. Any future issuances of stock options could dilute the voting rights and economic interests of holders of shares of common stock.

STOCK OPTION PLAN

         We plan to adopt an incentive based employee stock option plan for senior management and key employees, the number of shares are subject to and terms and conditions of which are still to be determined. Any future issuances of such options could dilute the voting rights, and economic interests of holders of common stock.

ADVISORY BOARD

         We have recently formed an advisory board which currently includes one person with substantial prior public safety/emergency disaster relief management experience. His name and background is set forth below.

         Our advisory board was formed with the purpose of, from time to time, selecting persons that our senior management believes, based on their business experience and relationships, may provide senior management with informal advice and suggestions concerning prospective business contacts, marketing and financing opportunities.

         Advisory board members are selected based upon a determination of a majority of the Board of Directors. There is no specific schedule as to when or why the advisory board may meet in view of its informal nature. Individual advisory board members may be contacted from time to time by members of our senior management to informally discuss the matters described above. There is no formal compensation arrangement for advisory board members. Advisory board members may be compensated on an hourly basis in cash and/or Company securities for serving in such capacity.

         Mr. John K. Schroeder, Jr., U.S. Air Force, Colonel (ret.) served 28 years in the U.S. Air Force, including two combat tours in Vietnam. Following his retirement from the military, Mr. Schroeder served approximately two and one half years as the Emergency Management Director of a northwestern county in Pennsylvania followed by a similar position in Prince George's County in Maryland in which he served from late 1985 through 1995. During Mr. Schroeder's career as an emergency management professional, he served in the following organizations: President, Maryland Emergency Management Association; Chairman, Metropolitan Washington Council of Government's Disaster and Emergency Preparedness; Member, Maryland's Governor's Emergency Management Advisory Council; Member, Steering Committee of the National Task Force on Hazardous Materials Emergency Preparedness; and President, National Coordinating Council on Emergency Management Preparedness.

         The Company's Articles of Incorporation, as amended, provide for three classes of directors, and further provide that directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office, and the directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

         All directors hold office, subject to such staggered board provisions, until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

FAMILY RELATIONSHIPS

         There are no family relationships among management.

CHANGE OF CONTROL

         There are no provisions in our Article of Incorporation, as amended or bylaws that would delay, defer, or prevent a change in control, except to the extent as may be influenced by staggered board of directors provisions in our Articles of Incorporation, as amended, and the ability of the Board of Directors to issue shares of preferred stock with such designations, rights and preferences as the Board of Directors may, in its sole discretion, determine. We have no current plans to issue any of such preferred stock.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

         None of our officers, directors, promoters or control persons have been involved in the past five (5) years in any of the following, except as described above:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.           EXECUTIVE COMPENSATION

         No member of management, including the Company's prior Chief Executive Officer, earned more than $100,000 in the year ended June 30, 2001, June 30, 2000 or June 30, 1999. The Company's prior Chief Executive Officer did not earn any compensation for the fiscal year ended June 30, 2001.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past two (2) years, we have not entered into a transaction, nor are any transactions currently proposed, with a value in excess of $60,000 with an officer, director or beneficial owner of 5% or more of our common stock, or with any member of the immediate family of any of the foregoing named persons or entities, except as described under "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - EMPLOYMENT AGREEMENTS" and as follows:

         We are obligated to repay the Company's former Chief Executive Officer, Gary D. Lipson, an aggregate of $80,000 previously advanced as loans to the Company by such person for accounting and other business expenditures; $20,000 of such funds have been repaid; the balance, $60,000 is to be repaid from time to time, with 5% simple interest per annum within one year of August 1, 2001.

         On October 29, 2001, we entered into a consulting agreement with Public Safety Group LLC ("PSG"), a company whose managing member is Mr. Lent, a director and recently appointed Executive Vice President/Public Safety, of the Company. Such agreement provided, in summary, for such company, on an as requested consulting basis, to report to the Company on the current state of the disaster and emergency management affairs of the U.S., assist us in integrating emergency management software into a 220 MHz SMR wireless application, and in marketing to various state and local agencies. A $30,000 advance was paid by the Company to PSG for such consulting services, which was fully expended. Such consulting relationship has since been further expanded to now include the long term management software license agreement between the Company and PSG, previously described herein, and Mr. Lent's position with the Company as Executive President/Public Safety. See also "ITEM 1. DESCRIPTION OF BUSINESS - BUSINESS OF THE ISSUER - Recent Developments" thereunder AND "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS" and "EMPLOYMENT AGREEMENTS" thereunder.

ITEM 8.           DESCRIPTION OF SECURITIES

Common Stock

         We are authorized to issue 200,000,000 shares of common stock, par value $.0001 per share. As of May 31, 2002, 5,775,750 shares of common stock are issued and outstanding.

         Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than fifty percent of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of our directors. Except with respect to the election of directors, action may be taken without a meeting if a written consent setting forth the action taken is signed by holders of not less than the minimum number of shares necessary to authorize the action at a meeting if all shares entitled to vote were present and voted. If the consent of all shares entitled to vote is not obtained, within ten days of obtaining the consent by a sufficient number of shares to approve the vote, subsequent notice must be given to holders who did not so consent.

         Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon the liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of the shares outstanding at the time. Holders of the shares of common stock have no preemptive, conversion, or subscription rights, and shares are not subject to redemption. All outstanding shares of common stock are, and the shares being offered hereby will be, fully paid and non-assessable.

Warrants

         Each of the Units offered and sold by the Company included a warrant to purchase 2,500 shares of the Company's common stock at an exercise price of $1.50 per share for a period of 3 years from the date of issuance, subject to customary adjustments (see also "PART II, ITEM 4."). As of May 31, 2002, warrants to purchase 3,435,000 shares of the Company's common stock exercisable at the purchase price set forth above (and warrants to purchase 13,500 shares of the Company's common stock exercisable at $3.00 per share) are issued and outstanding (not including warrant issuable to Datamarine as discussed under "ITEM 1. DESCRIPTION OF BUSINESS - BUSINESS OF THE ISSUER - Recent Developments" and warrant issued to Mr. David George as discussed under "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - EMPLOYMENT AGREEMENTS."

Preferred Stock

         We are authorized to issue up to 20,000,000 shares of preferred stock, par value $.0001 per share ("Preferred Stock"), issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. Any future issuances of preferred stock could dilute the voting rights and economic interests of holders of shares of common stock. As of the date hereof, no shares of preferred stock are issued and outstanding.

         We previously had 900 shares of Series A Preferred Stock issued and outstanding which, among other things, had a conversion feature which, at the option of the holder, could be converted into a number of shares of common stock equal to 0.01% of the aggregate number of shares of common stock outstanding, on a fully diluted basis, determined in accordance with generally accepted accounting principles. On July 25, 2001, the holders of all 900 shares of Series A Preferred issued and outstanding converted their stock into 112,500 shares of common stock.

         The issuance of preferred stock, under certain circumstances, may have the effect of discouraging, delaying or preventing a change in control of the Company.

Transfer Agent

         We are currently in the process of retaining North American Transfer Co. as the transfer agent and registrar for our common stock and common stock purchase warrants.

                                     PART II
                                     -------

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         We have never traded on any securities exchange. We plan to make application to trade our common stock on the over-the-counter bulletin board ("OTCBB") at some as yet undetermined time following the time when this Registration Statement may be effective. There can be no assurance that an active public market for our common stock will develop or be sustained.

Holders:

         As of May 31, 2002 there were 5,775,750 shares of common stock issued and outstanding and approximately 152 shareholders of record. We also have warrants outstanding which are currently exercisable and which, if exercised would result in the issuance of an additional 3,448,500 shares of our restricted common stock. A substantial number of our shareholders are themselves equity owners in entities which own and/or operate 220 MHz SMR licenses and/or systems.

Dividends:

         We have not declared any dividends. There are no restrictions on the common stock or otherwise that limit the ability of us to pay dividends if declared by the Board of Directors.

         The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to the stockholders. Generally, we are not able to pay dividends if after payment of the dividends, we would be unable to pay our liabilities as they become due or if the value of our assets, after payment of the liabilities, is less than the aggregate of our liabilities and stated capital of all classes.

ITEM 2.           LEGAL PROCEEDINGS

         We are not a party to and none of our property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings. There has never been a bankruptcy or receivership proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no changes in accountants. There have been no disagreements with our accountants on accounting and financial disclosure.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         During the last three years, we issued the following Company securities pursuant to Section 4(2) of the Securities Act, based upon the limited number of offerees, their relationship to the Company, their status as accredited investors, the amount of securities offered in each offering, the size of the respective offerings, and the manner of each offering:

         In August 2001, we issued a promissory note to our former Chief Executive Officer for $80,000, with simple interest at the rate of 5% per annum, payable on or before July 31, 2002 for business expenses previously advanced by such person on the Company's behalf; $20,000 has been repaid to date.

         Through April 26, 2002, we issued units ("Units") at a price of $5,000 per Unit to certain accredited investors pursuant to Rule 506 under the Securities Act; each Unit is comprised of 5,000 shares of restricted common stock and a warrant to purchase 2,500 shares of restricted common stock at an exercise price of $1.50 per share for a period of 3 years from the date of issuance, subject to customary adjustments. Investors who subscribed for $50,000-$99,500, or $100,000 or more, received a warrant per each Unit for 5,000 shares and 7,500 shares, respectively, and otherwise having the same terms and conditions as the warrants described above. The gross offering proceeds through such time was approximately $3,700,000. Each of the certificates representing shares of common stock and warrants bear a restrictive legend restricting transferability under the Securities Act.

         Subsequent to April 26, 2002 and through May 31, 2002, we issued nine units at a price of $7,500 per unit for an aggregate of $67,500 to four accredited investors, including two prior Unit holders, pursuant to Rule 506 under the Securities Act; each Unit is comprised of 3,000 shares of restricted common stock and a warrant to purchase 1,500 shares of restricted common stock at an exercise price of $3.00 per share for a period of 3 years from the date of issuance, subject to customary adjustments. Each of the certificates representing shares of common stock and warrants bear a restrictive legend restricting transferability under the Securities Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation, as amended, and Bylaws provide for the indemnification of directors, officers, employees and agents to the fullest extent permitted by the laws of the State of Florida. The Florida Business Corporation Act contains provisions entitling directors and officers of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company, provided said officers or directors acted in good faith.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

Financial Statements of BizCom U.S.A., Inc.

              Annual Consolidated Financial Statements:
              ----------------------------------------
         Independent Auditor's Report
         Balance Sheets as of June 30, 2001 and 2000
         Statements of Operations for the years ended June 30, 2001 and 2000 Statement of Stockholders' Deficit for the years ended June 30, 2001 and 2000
         Statements of Cash Flow for the years ended June 30, 2001 and 2000 Notes to Financial Statements

              Unaudited Interim Consolidated Financial Statements:
              ---------------------------------------------------
         Balance Sheets as of March 31, 2002 and 2001
         Statements of Operations for the three month and nine periods ended March 31, 2002 and 2001
         Statement of Stockholders' Equity for the nine months
           ended March 31, 2002
         Statements of Cash Flows for the nine months ended
           March 31, 2002 and 2001
         Notes to Financial Statements

                                    PART III
                                    --------

                                Index to Exhibits
         3.0               Articles of Incorporation of BizCom U.S.A., Inc.*
         3.1               Bylaws*
         4.0               Form of Common Stock Share Certificate*
         4.1               Form of Warrant*
         4.2               Form of Promissory Note dated August 1, 2001 issued by BizCom U.S.A., Inc.*
         10.0              Exclusive Patent and Related Technology License Agreement by and between
                           BizCom U.S.A., Inc. and Datamarine International, Inc.*
         10.1              Amendment to Exclusive Patent and Related Technology License Agreement by
                           and between BizCom U.S.A., Inc. and Datamarine International, Inc.*
         10.2              Consulting Agreement by and between BizCom U.S.A., Inc. and Public Safety Group
                           LLC*
         10.3              Exclusive License Agreement by and between BizCom U.S.A., Inc.  and the Public
                           Safety Group LLC*
         10.4              Radio Subscriber Service Agreement*
         10.5              Employment Agreement dated as of April 26, 2002 by and between
                           BizCom U.S.A., Inc. and David L. George**
         21.0              Subsidiaries of the Registrant - BizCom Southern Holdings, Inc.,  a Florida
                           corporation; SMR Management, Inc., a Florida corporation*

         *   Previously filed
         ** Filed herewith

                                 SIGNATURE PAGE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      BIZCOM U.S.A., INC.


Date: July 23, 2002                   By: /s/Hanan Klein
                                          ------------------------------------
                                          Hanan Klein, President and Principal
                                          Financial Officer

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES


                         INDEX TO FINANCIAL STATEMENTS
                         ------------------------------



Annual Consolidated Financial Statements:
----------------------------------------

         Independent Auditor's Report                                           F-2

         Balance Sheets as of June 30, 2001 and 2000                            F-3

         Statements of Operations for the years ended June 30, 2001 and 2000    F-4

         Statement of Stockholders' Deficit for the years ended June 30, 2001
         and 2000                                                               F-5

         Statements of Cash Flow for the years ended June 30, 2001 and 2000     F-6

         Notes to Financial Statements                                          F-7 - F-11



Unaudited Interim Consolidated Financial Statements:
---------------------------------------------------

         Balance Sheets as of March 31, 2002 and 2001                           F-12

         Statements of Operations for the three month and nine periods ended
         March 31, 2002 and 2001                                                F-13 F-14

         Statement of Stockholders' Equity for the nine months ended March 31,
         2002                                                                   F-15

         Statements of Cash Flows for the nine months ended March 31, 2002 and
         2001                                                                   F-16

         Notes to Financial Statements                                          F-17 - F-21


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors of
BizCom U.S.A., Inc.

We have audited the accompanying consolidated balance sheets of BizCom U.S.A., Inc. and its subsidiaries (the "Company") as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BizCom U.S.A., Inc. and its subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has historically had no operations or sources of revenues. It has maintained its existence though the payment of expenses by its majority shareholder. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Ahearn, Jasco + Company, P.A.

AHEARN, JASCO & COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 15, 2002

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                  2001             2000
                                                              -------------    -------------

                                     ASSETS
                                     ------
CURRENT ASSET -
     Cash and cash equivalents                                $       1,664    $       3,028
                                                              =============    =============



                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

CURRENT LIABILITIES:
     Accounts payable                                         $      11,788    $      11,788
     Advances from shareholder                                       73,303           60,075
                                                              -------------    -------------

       TOTAL CURRENT LIABILITIES                                     85,091           71,863
                                                              -------------    -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
   Preferred stock, $0.0001 par value; 20,000,000
       shares authorized;  900 shares of Series A
       convertible preferred issued and outstanding                       1                1
   Common stock, $0.0001 par value; 200,000,000
        shares authorized;  issued and outstanding,
        1,875,000 shares each year                                      188              188
   Additional paid-in capital                                        30,711           30,711
   Accumulated deficit                                             (114,327)         (99,735)
                                                              -------------    -------------

       STOCKHOLDERS' DEFICIT, NET                                   (83,427)         (68,835)
                                                              -------------    -------------

       TOTAL                                                  $       1,664    $       3,028
                                                              =============    =============


                 See notes to consolidated financial statements.

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------


                                                               2001          2000
                                                           -----------    -----------
REVENUE                                                    $        --    $        --
                                                           -----------    -----------

EXPENSES - General and administrative                           14,592         13,496
                                                           -----------    -----------

       LOSS BEFORE PROVISION FOR INCOME TAXES                  (14,592)       (13,496)

PROVISION FOR INCOME TAXES                                          --             --
                                                           -----------    -----------

       NET LOSS                                            $   (14,592)   $   (13,496)
                                                           ===========    ===========



PER SHARE AMOUNTS:
Net loss per common share outstanding, basic and diluted   $    (0.008)   $    (0.007)
                                                           ===========    ===========
Weighted average number of common shares outstanding         1,875,000      1,875,000
                                                           ===========    ===========


                 See notes to consolidated financial statements.

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                  Additional
                                 Preferred          Common          Paid-in
                                   Stock            Stock           Capital          Deficit            Total
                                 ---------        ---------        ---------        ---------         ---------

TOTALS,  July 1, 1999            $       1        $     188        $  30,711        $ (86,239)        $ (55,339)

Net loss for the year
    ended  June 30, 2000                --               --               --          (13,496)          (13,496)
                                 ---------        ---------        ---------        ---------         ---------

TOTALS,  June 30, 2000           $       1        $     188        $  30,711        $ (99,735)        $ (68,835)

Net loss for the year
    ended  June 30, 2001                --               --               --          (14,592)          (14,592)
                                 ---------        ---------        ---------        ---------         ---------


TOTALS,  June 30, 2001           $       1        $     188        $  30,711        $(114,327)        $ (83,427)
                                 =========        =========        =========        =========         =========


                              See notes to consolidated financial statements.

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------

                                                             2001        2000
                                                           --------    --------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                $(14,592)   $(13,496)
   Adjustments to reconcile net loss to net cash
   used in operating activities - changes in certain
   current liabilities:
       Accounts payable                                          --      (1,500)
       Advances from shareholder                             13,228      12,500
                                                           --------    --------

       NET CASH USED IN OPERATING ACTIVITIES                 (1,364)     (2,496)
                                                           --------    --------

NET CASH FROM INVESTING ACTIVITIES                               --          --
                                                           --------    --------

NET CASH FROM FINANCING ACTIVITIES                               --          --
                                                           --------    --------

NET DECREASE IN CASH AND CASH EQUIVALENTS                    (1,364)     (2,496)

CASH AND CASH EQUIVALENTS, beginning of period                3,028       5,524
                                                           --------    --------

CASH AND CASH EQUIVALENTS, end of period                   $  1,664    $  3,028
                                                           ========    ========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for interest                                  $     --    $     --
                                                           ========    ========
   Cash paid for income taxes                              $     --    $     --
                                                           ========    ========


                 See notes to consolidated financial statements.

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000


NOTE 1 - ORGANIZATION
---------------------

                  BizCom U.S.A., Inc. was incorporated in the State of Florida on July 1, 1996. The consolidated financial statements include the accounts of BizCom U.S.A., Inc. and its wholly owned subsidiaries, BizCom Southern Holdings, Inc. and SMR Management, Inc. (collectively, the "Company"). All material intercompany transactions have been eliminated.

                  The Company was originally formed to manage certain 220 MHz SMR mobile radio systems, located in the United States, which it planned to acquire. However, due to capital constraints, the Company was unable to acquire such systems and ultimately ceased its management responsibilities. The Company has had only insignificant administrative expenses for the past several years.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

         Use of Estimates
         ----------------

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Income Taxes
         ------------

                  The Company accounts for income taxes in accordance with the SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. State minimum taxes, if any, are expensed as paid.

         Net Loss per Share
         ------------------

                  The Company follows the provisions of SFAS No. 128, "Earnings per Share," which requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for common stock equivalents.

         Cash and Cash Equivalents
         -------------------------

                  Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less at the date of purchase.

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000



         Fair Value of Financial Instruments
         -----------------------------------

                  Cash, accounts payable and other current liabilities are recorded in the financial statements at cost, which approximates fair market value because of the short-term maturity of those instruments.

         Statement of Comprehensive Income
         ---------------------------------

                  A statement of comprehensive income has not been included, per SFAS No. 130, "Reporting Comprehensive Income", as the Company has no items of other comprehensive income.

         Recent Accounting Pronouncements
         --------------------------------

                  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed to fiscal years beginning after June 15, 2000 via the issuance of SFAS No. 137. The Company adopted this standard for its fiscal year beginning July 1, 2000. The adoption of this standard did not have any impact on results of operations, financial position or cash flows.

                  In July 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 changes certain accounting methods used for business combinations. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. Among other things, goodwill and certain other intangible assets will no longer be amortized, but will now be tested for impairment at least annually, and expensed only when impaired. This statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. Early adoption of the statement is permitted for certain companies with a fiscal year beginning after March 15, 2001. The Company does not expect that these statements will have any impact on the Company's financial position, results of operations, or cash flows.


NOTE 3 - GOING CONCERN CONSIDERATIONS
-------------------------------------

                  The Company's financial statements have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has historically had no operations or sources of revenues. It has maintained its existence though the payment of expenses by its majority shareholder. Management recognizes that the Company must generate capital and/or revenue resources to enable it to continue in existence. (See note 8 for a description of capital stock activities occurring after June 30, 2001.) The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon the Company achieving these goals. However, no assurances can be given that the Company will be successful in these activities. Should any of these events not occur, the accompanying consolidated financial statements will be materially affected.

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000



NOTE 4 - STOCKHOLDER'S EQUITY
-----------------------------

         Authorized Capital
         ------------------

                  The total number of shares of capital stock which the Company has the authority to issue is 220,000,000 shares, consisting of 20,000,000 shares of Preferred Stock having a par value of $.0001 per share and 200,000,000 shares of Common Stock having a par value of $.0001 per share.

         Description of Common Stock
         ---------------------------

                  All shares of Common Stock are identical with each other in every respect, and the holders thereof are entitled to one vote for each share of Common Stock upon all matters upon which the shareholders have the right to vote. From inception through June 30, 2001, the Company issued 1,875,000 shares of common stock for a total cash purchase price of $30,000.

         Common Stock Split
         ------------------

                  Subsequent to June 30, 2001, on July 31, 2001, the Company completed a 3 for 2 split of its common shares. In accordance with applicable accounting rules, this split has been retroactively applied to all periods presented.

         Description of Preferred Stock
         ------------------------------

                  The Board of Directors of the Company is authorized, subject to the limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series and, by filing articles of amendment pursuant to the applicable law of the State of Florida, to establish from time to time the number of shares of Preferred Stock to be included in each such series and to determine and fix the designations, powers, preferences and rights of the shares of each such series (including without limitation the voting rights, dividend rights and preferences, liquidation rights and preferences, and conversion rights, if any, thereof) and the qualifications, limitations, and restrictions thereof.

                  In August 1996, after filing an amendment to its Articles of Incorporation establishing a series of Preferred Stock designated as "Series A Preferred Stock" (the "Series A Preferred Stock"), the Company issued an aggregate of 900 shares of Series A Preferred Stock to three corporations controlled by the then Chairman and Chief Executive Officer of the Company for a cash purchase price of $1 per share.

                  Among other things, the Series A Preferred Stock has a conversion feature, under which, at the option of the holder, it can be converted into a number of shares of Common Stock equal to 0.01% of the aggregate number of shares of Common Stock outstanding, on a fully diluted basis, determined in accordance with generally accepted accounting principles.

         Conversion of Preferred Stock
         -----------------------------

                  Subsequent to June 30, 2001, on July 25, 2001, the holders of all 900 shares of the Series A Preferred Stock outstanding converted their stock into 168,750 shares of common stock.

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000



NOTE 5 - INCOME TAXES
---------------------

                  The tax provision presented on the accompanying statement of operations is zero, since the deferred tax asset generated each year from the net operating loss is offset in its entirety by a valuation allowance. The losses for the years ended June 30, 2001 and 2000 generated deferred tax assets of $5,500 and $5,100, respectively. The deferred tax asset valuation allowance recorded each year is for the same amount as the deferred tax asset generated from the net operating loss. The total deferred tax asset at June 30, 2001 and 2000, respectively, is $43,000 and $37,500, and the offsetting allowance at each date is the same amount.

                  The Company has used a combined federal and state tax rate of approximately 37% for all deferred tax computations. The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized.

                  The Company has available tax net operating carryovers ("NOLs") as of June 30, 2001 of approximately $108,000. The NOLs will expire beginning in 2017. Certain provisions of the tax law may limit the NOL carryforwards available for use in any given year in the event of a significant change in ownership interest. While management believes that such a change has not yet occurred, planned activities for the Company may create such circumstances in the future.


NOTE 6 - LOSS PER COMMON SHARE
------------------------------

                  Net loss per common share outstanding, as shown on the statement of operations, is based on the number of common shares outstanding at June 30, 2001 and 2000. Weighted average shares outstanding is not separately computed since there were no changes in the number of shares outstanding during the periods presented.

                  For the years ended June 30, 2001 and 2000, basic and diluted weighted average common shares includes only common shares outstanding as the inclusion of common stock equivalents would be anti-dilutive. The Company's common stock equivalents consist of the convertibility of the Series A Preferred Stock. However, the common stock equivalents, if converted, would have increased common shares outstanding at June 30, 2001 and 2000 by 168,750 in each year.

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000



NOTE 7 - RELATED PARTY TRANSACTIONS
-----------------------------------

         Payable to Shareholder
         ----------------------

                  The majority shareholder advanced funds to the Company, and also directly paid other expenses of the Company. These advances did not have any repayment terms and were non-interest bearing. These amounts totaled $73,303 and $60,075 at June 30, 2001 and 2000, respectively.

                  Subsequent to June 30, 2001, on August 1, 2001, the Company and the shareholder agreed to settle the amount owed to him on that date, or $81,314, in the following manner: (i) an immediate payment to the shareholder of $1,314; (ii) a promissory note for $20,000, bearing interest at 5%, due and payable on demand; this note with accrued interest was paid on November 27, 2001; (iii) a promissory note for $60,000, bearing interest at 5%, due and payable on July 31, 2002.



NOTE 8 - SUBSEQUENT EVENTS
--------------------------

         Datamarine Agreement
         --------------------

                  On February 6, 2002, the Company executed an exclusive patent and technology agreement with Datamarine International, Inc. of Mountlake Terrace, Washington. The agreement grants the Company an exclusive license on Datamarine's current and currently planned land mobile radio products.

         Issuance of Common Stock and Warrants
         -------------------------------------

                  Subsequent to June 30, 2001 and through February 15, 2002, the Company issued 1,155,000 shares of common stock and 752,500 warrants to purchase common stock in accordance with a private placement memorandum dated October 17, 2001. These shares and warrants were issued on a post-split basis (see note 4).

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             MARCH 31, 2002 AND 2001

----------------------------------------------------------------------------------------------------------

                                                                                 3/31/02        3/31/01
                                                                              ------------    ------------
                                                                               (Unaudited)     (Unaudited)
                                                 ASSETS
                                                 ------

CURRENT ASSETS
   Cash and cash equivalents                                                  $    706,295    $      2,005
   Inventory                                                                        77,500              --
                                                                              ------------    ------------

          Total current assets                                                     783,795           2,005

PROPERTY AND EQUIPMENT, less
       accumulated depreciation of $3,127                                           27,541              --

INTANGIBLE ASSETS                                                                2,008,000              --
                                                                              ------------    ------------

          TOTAL                                                               $  2,819,336    $      2,005
                                                                              ============    ============


                             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                             ----------------------------------------------

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities                                   $    874,446    $     11,788
   Payable to shareholder                                                           60,000          69,996
                                                                              ------------    ------------

          Total current liabilities                                                934,446          81,784
                                                                              ------------    ------------

STOCKHOLDERS' EQUITY (DEFICIT):
   Preferred stock, $0.0001 par value; 20,000,000
       shares authorized;  900 shares of Series A
       issued and outstanding in 2000, none in 2001                                     --               1
   Common stock, $0.0001 par value; 200,000,000 shares
       authorized; shares issued and outstanding
       4,728,750 in 2002 and 1,875,000 in 2001                                         473             188
   Additional paid-in capital                                                    2,683,186          30,711
   Accumulated deficit                                                            (798,769)       (110,679)
                                                                              ------------    ------------

          Stockholders' equity (deficit), net                                    1,884,890         (79,779)
                                                                              ------------    ------------

          TOTAL                                                               $  2,819,336    $      2,005
                                                                              ============    ============

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                    Three months   Three months
                                                       ended          ended
                                                      3/31/02         3/31/01
                                                    -----------     -----------
                                                    (Unaudited)     (Unaudited)

REVENUE                                             $        --     $        --

GENERAL AND ADMINISTRATIVE EXPENSES                     426,688           3,648
                                                    -----------     -----------

          LOSS FROM OPERATIONS                         (426,688)         (3,648)

INTEREST EXPENSE                                            493              --
                                                    -----------     -----------

          LOSS BEFORE INCOME TAX PROVISION             (427,181)         (3,648)

PROVISION FOR INCOME TAXES                                   --              --
                                                    -----------     -----------

          NET LOSS                                  $  (427,181)    $    (3,648)
                                                    ===========     ===========



PER SHARE AMOUNTS - basic and diluted:
   Net loss per common share outstanding            $    (0.128)    $    (0.002)
                                                    ===========     ===========


WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING                                 3,335,472       1,875,000
                                                    ===========     ===========

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE NINE MONTHS ENDED MARCH 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                    Nine months     Nine months
                                                       ended          ended
                                                      3/31/02        3/31/01
                                                    -----------     -----------
                                                     (Unaudited)    (Unaudited)

REVENUE                                             $        --     $        --

GENERAL AND ADMINISTRATIVE EXPENSES                     682,366           7,296
                                                    -----------     -----------

          LOSS FROM OPERATIONS                         (682,366)         (7,296)

INTEREST EXPENSE                                          2,076              --
                                                    -----------     -----------

          LOSS BEFORE INCOME TAX PROVISION             (684,442)         (7,296)

PROVISION FOR INCOME TAXES                                   --              --
                                                    -----------     -----------

          NET LOSS                                  $  (684,442)    $    (7,296)
                                                    ===========     ===========


PER SHARE AMOUNTS - basic and diluted:
   Net loss per common share outstanding            $    (0.267)    $    (0.004)
                                                    ===========     ===========


WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING                                 2,564,576       1,875,000
                                                    ===========     ===========

                        BIZCOM USA, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (Unaudited)
                    FOR THE NINE MONTHS ENDED MARCH 31, 2002

--------------------------------------------------------------------------------------------------------

                                                        Preferred Stock           Common Stock
                                                  ------------------------   -------------------------
                                                  Number       Par Value       Number       Par Value
                                                of Shares       $.0001        of Shares       $.0001
                                               -----------    -----------    -----------   -----------
TOTALS, June 30, 2001                                  900    $         1      1,875,000   $       188

Conversion of preferred stock into common             (900)            (1)       168,750            17

Issuance of common stock for cash, net                  --             --      2,685,000           268

Net loss for the period ended March 31, 2002            --             --             --            --
                                               -----------    -----------    -----------   -----------

TOTALS, March 31, 2002                                  --    $        --      4,728,750   $       473
                                               ===========    ===========    ===========   ===========
[RESTUBBED]


                                                 Additional                  Stockholders'
                                                  Paid-in      Accumulated      Equity
                                                  Capital        Deficit     (Deficit), Net
                                                -----------    -----------    -------------
TOTALS, June 30, 2001                           $    30,711    $  (114,327)   $   (83,427)

Conversion of preferred stock into common               (16)            --             --

Issuance of common stock for cash, net            2,652,491             --      2,652,759

Net loss for the period ended March 31, 2002             --       (684,442)      (684,442)
                                                -----------    -----------    -----------

TOTALS, March 31, 2002                          $ 2,683,186    $  (798,769)   $ 1,884,890
                                                ===========    ===========    ===========

                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE NINE MONTHS ENDED MARCH 31, 2002 AND 2001

----------------------------------------------------------------------------------------

                                                            Nine months     Nine months
                                                               ended          ended
                                                              3/31/02        3/31/01
                                                            -----------    -----------
                                                            (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                 $  (684,442)   $    (7,296)
   Items not affecting cash flow from operations:
     Depreciation                                                 3,127             --
     Increase in accounts payable and accrued liabilities        62,563             --
                                                            -----------    -----------

          NET CASH USED IN OPERATING ACTIVITIES                (618,752)        (7,296)
                                                            -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of inventory                                      (77,500)            --
     Purchase of property and equipment                         (30,668)            --
     Purchase of intangible assets                           (1,207,905)            --
                                                            -----------    -----------

          NET CASH USED IN INVESTING ACTIVITIES              (1,316,073)            --
                                                            -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITY:
     Advances from shareholder                                    6,697          6,614
     Repayment of shareholder note                              (20,000)            --
     Sale of company stock, net of expenses                   2,652,759             --
                                                            -----------    -----------

          NET CASH PROVIDED BY FINANCING ACTIVITIES           2,639,456          6,614
                                                            -----------    -----------

          NET INCREASE (DECREASE) IN CASH
             AND CASH EQUIVALENTS                               704,631           (682)

CASH AND CASH EQUIVALENTS, beginning of period                    1,664          2,687
                                                            -----------    -----------

CASH AND CASH EQUIVALENTS, end of period                    $   706,295    $     2,005
                                                            ===========    ===========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest                                 $       326    $        --
                                                            ===========    ===========
     Cash paid for income taxes                             $        --    $        --
                                                            ===========    ===========


SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:
     In August 2001, $80,000 of advances from a shareholder were converted into two interest bearing notes. In March 2002, $800,095 of liabilities were recorded in connection with the intangible asset acquisitions.


                      BIZCOM U.S.A., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE NINE MONTHS ENDED MARCH 31, 2002 AND 2001 (UNAUDITED)

--------------------------------------------------------------------------------
NOTE 1.        BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

               INTERIM INFORMATION
               -------------------
               The financial statements of BizCom U.S.A., Inc. and its subsidiaries (the "Company") for the nine months ended March 31, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles for interim financial information and the applicable regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements as of and for the periods ended March 31, 2002 and 2001 are unaudited. The financial statements and notes are the representation of the Company's management, which is responsible for their integrity and objectivity. The accounting policies of the Company are in accordance with generally accepted accounting principles. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These interim financial statements should be read in conjunction with the audited financial statements of the Company for the years ended June 30, 2001 and 2000. The results of operations for the interim periods are not necessarily indicative of the results of operations for the fiscal year.

               GOING CONCERN CONSIDERATIONS
               ----------------------------
               The Company's financial statements have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has historically had no operations or sources of revenues. Management recognizes that the Company must generate capital and/or revenue resources to enable it to continue in existence. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon the Company achieving these goals, however, no assurances can be given that the Company will be successful in these activities. Should any of these events not occur, the accompanying consolidated financial statements will be materially affected.

               DEVELOPMENT STAGE ENTERPRISE
               ----------------------------
               In accordance with applicable accounting standards, the Company entered the development stage on or about August 1, 2001 when control of the entity was obtained by present management, and activities were initiated to establish a new business. As of March 31, 2002, planned principal operations have not commenced, and management is devoting most of its efforts to general business planning, raising capital, recruiting personnel, obtaining business contracts, and developing markets. The Company expects to be out of the development stage before its June 30, 2002 fiscal year end. The March 31, 20002 year-to-date financial statements present the cumulative amounts of expenses incurred since the Company entered the development stage.

               INVENTORY
               ---------
               Inventory consists of 220 MHz radios and radio components, and is being carried at the lower of cost (first-in, first-out method) or market.

               PROPERTY AND EQUIPMENT
               ----------------------
               Property and equipment, consisting of computer equipment and office equipment, is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the nine-month period ended March 31, 2002 was $ 3,127, using a useful live of five years.

               INTANGIBLE ASSETS
               -----------------
               The Company has early adopted SFAS No. 142 "Goodwill and Other Intangible Assets" as of July 1, 2001. Intangible assets are recorded at acquisition cost, which is considered to be fair value per Statement of Financial Accounting Standards ("SFAS") No. 142. Intangible assets consist of certain licensing agreements that will be amortized over their expected useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. The Company reviews these intangible assets periodically to assess whether the carrying amount will be fully recovered through estimated future operating cash flows. An impairment loss is recorded if the carrying amount exceeds the present value of the estimated future cash flows.

               INCOME TAXES
               ------------
               Any deferred tax assets generated by the net operating losses have been offset in their entirety by a deferred tax asset valuation allowance.

               NEW ACCOUNTING PRONOUNCEMENTS
               -----------------------------
               In July 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 changes certain accounting methods used for business combinations. Specifically, it requires use of the purchase method of accounting for all business combinations, and eliminates the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for purchased intangible assets, and for goodwill and intangible assets after a business combination is completed. The Company adopted these statements effective July 1, 2001, and they will not have any impact on the Company's financial position, results of operations, or cash flows.

               STATEMENT OF COMPREHENSIVE INCOME
               ---------------------------------
               A statement of comprehensive income is not presented since the Company has no items of other comprehensive income.

               RECLASSIFICATIONS
               -----------------
               Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

--------------------------------------------------------------------------------
NOTE 2.        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------

               Accounts payable and accrued liabilities consist of the following:

                                                                          3/31/02          3/31/01
                                                                          --------         --------
                Accounts payable                                          $ 18,021         $ 11,788
                Customer deposits                                           41,697               --
                License obligations payable (see Note 7)                   800,095               --
                Accrued payroll and interest expense                        14,633               --
                                                                          --------         --------
                     Total accounts payable and accrued liabilities       $874,446         $ 11,788
                                                                          ========         ========

--------------------------------------------------------------------------------
NOTE 3.        RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

               At March 31, 2002 and 2001, the Company owed a shareholder $60,000 and $69,996, respectively. In August 2002, the accumulated amount due the shareholder was converted to two notes payable, one for $20,000 due on demand, and one for $60,000 due July 31, 2002, both bearing interest at 5%. In November 2001, the Company repaid, with interest, the demand note for $20,000.

               During the nine months ended March 31, 2002, the Company has advanced a total of $469,000 to Public Safety Group, LLC ("PSG"), an entity whose managing member is an officer and director of the Company. Of this amount, $439,000 was paid to acquire certain intangible assets (see note 7), and the remainder was paid for emergency management consulting services.

--------------------------------------------------------------------------------
NOTE 4.        CAPITAL STOCK
--------------------------------------------------------------------------------

               PREFERRED STOCK CONVERSION
               --------------------------
               On July 25, 2001, the holders of all 900 shares of the Series A Preferred Stock outstanding converted their stock into 168,750 shares of common stock. As a result of this conversion, the Company has no remaining preferred stock issued or outstanding.

               COMMON STOCK SPLIT
               ------------------
               On July 31, 2001, the Company completed a 3 for 2 split of its common shares. All share and per share amounts have been restated to reflect this stock split.

               PRIVATE PLACEMENT OF COMMON STOCK
               ---------------------------------
               From October 17, 2001 through March 31, 2002, the Company issued 2,685,000 shares of common stock. The shares were sold pursuant to a unit offering, with each unit comprised of 5,000 shares of the Company's restricted common stock, $ .0001 par value per share, and warrants to purchase additional shares, pursuant to a private placement memorandum. Expenses associated with the offering totaled $22,185, and have been offset against the proceeds received. In addition to the common shares, 2,315,000 warrants were issued which entitle the holder to purchase an additional share of the Company's restricted common stock at an exercise price of $1.50 per share for a period of 3 years from date of issuance, subject to customary adjustments.

--------------------------------------------------------------------------------
NOTE 5.        COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

               DATAMARINE AGREEMENT
               --------------------
               On February 6, 2002, the Company executed an exclusive patent and technology agreement with Datamarine International, Inc. of Mountlake Terrace, Washington for $ 569,000. The agreement grants the Company an exclusive license on Datamarine's current and currently planned land mobile radio products (see note 7). The Company has an obligation under this agreement to purchase from Datamarine 375 radios at $250 per radio; this commitment has been partially fulfilled as of March 31, 2002. Provided Datamarine delivers all the radios, the Company has an obligation to issue to Datamarine within 12 months a purchase warrant for 300,000 shares of the Company's common stock, exercisable for a period of three years, at an exercise price of $1.50 per share. The warrants, if issued, will be valued using the Black Scholes method.

               LEASE OBLIGATIONS - OFFICE FACILITIES
               -------------------------------------
               Corporate offices are occupied under a month-to-month sublease agreement. Lease payments through March 31, 2002 were $ 3,000 a month.

               LITIGATION, CLAIMS, AND ASSESSMENTS
               -----------------------------------
               In the ordinary course of business, the Company is exposed to various claims, threats, and legal proceedings. In management's opinion, the outcome of such matters, if any, will not have a material impact upon the Company's financial position and results of operations.

--------------------------------------------------------------------------------
NOTE 6.        NET LOSS PER COMMON SHARE
--------------------------------------------------------------------------------

               For the nine-month periods ended March 31, 2002 and 2001, basic and diluted weighted average common shares includes only common shares outstanding as the inclusion of common stock equivalents would be anti-dilutive. The Company's common stock equivalents at March 31, 2001 consisted of the convertibility of the Series A Preferred Stock. The Company's common stock equivalents at March 31, 2002 consisted of warrants issued in the recent private placement. The common stock equivalents, if converted, would have increased common shares outstanding at March 31, 2002 and 2001 by 2,315,000 and 168,750, respectively.

               A reconciliation of the number of common shares shown as outstanding in the financial statements with the number of shares used in the computation of weighted average common shares outstanding is shown below:

                  Three months ended:                             3/31/02            3/31/01
                  -------------------                           ----------          ----------
                  Common shares outstanding                      4,728,750           1,875,000
                  Effect of weighting                           (1,393,278)                 --
                                                                ----------          ----------

                  Weighted average common shares outstanding     3,335,472           1,875,000
                                                                ==========          ==========


                  Nine months ended:                               3/31/02             3/31/01
                  ------------------                            ----------          ----------
                  Common shares outstanding                      4,728,750           1,875,000
                  Effect of weighting                           (2,164,174)                 --
                                                                ----------          ----------

                  Weighted average common shares outstanding     2,564,576           1,875,000
                                                                ==========          ==========


--------------------------------------------------------------------------------
NOTE 7.        INTANGIBLE ASSETS
--------------------------------------------------------------------------------

               The Company has negotiated three separate licensing agreements for certain products and services. One agreement was completed in February 2002, and the other two in April 2002. These costs are as follows:

                                                      Total           Cash Paid           License
                                                    Purchase           Through           Obligation
                                                     Price             3/31/02            Payable
                                                  ----------         ----------         ----------
                  220 MHz spectrum                $1,000,000         $  615,905         $  384,095
                     use agreement
                  220 MHz radio patent               569,000            155,000            414,000
                  and technology agreement
                  Exclusive software                 439,000            437,000              2,000
                  license (see note 3)            ----------         ----------         ----------
                                                  $2,008,000         $1,207,095         $  800,095
                                                  ==========         ==========         ==========

               The Company will amortize these assets over the expected useful life of the assets, which range from five to ten years. Amortization will begin in the fourth quarter of fiscal 2002.

--------------------------------------------------------------------------------
NOTE 8.        SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

               In April 2002, the Company signed a three-year employment contract with an executive that includes a base salary of $130,000 plus a performance bonus provision. The contract also provides for the issuance of 120,000 warrants for the purchase the Company's common stock at an exercise price of $3.00 per share, for a period of 10 years. The warrants vest over a 36-month period, based on the executive's continued employment. The executive will serve as the Company's Chief Operating Officer and Chief Technical Officer.

               Subsequent to April 26, 2002 and through May 31, 2002, the Company issued nine equity units at a price of $ 7,500 per unit to four accredited investors, including two existing shareholders. Each equity unit is comprised of 3,000 shares of restricted common stock and warrants to purchase 1,500 shares of restricted common stock at an exercise price of $ 3.00 per share for three (3) years.